SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 14, 2021

Commission File Number: 001-14684

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.

Date: April 14, 2021	By:	/s/ Trevor English
	Name:	Trevor English
	Title:	Executive Vice President, Chief Financial & Corporate Development Officer Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Second Quarter and Year-to-Date Fiscal 2021 Results

•	Shaw delivers second quarter financial performance and subscriber activity in line with expectations

•

Reached an agreement with Rogers Communications Inc. to purchase all of Shaw’s issued and outstanding Class A Shares and Class B Shares for $40.50 per share, subject to shareholder, court and regulatory approvals

•	Share buybacks under the Company’s normal course issuer bid (NCIB) program were suspended in connection with the announcement of the proposed transaction with Rogers

Calgary, Alberta (April 14, 2021) – Shaw Communications Inc. (“Shaw” or the “Company”) announces consolidated financial and operating results for the quarter ended February 28, 2021. Consolidated revenue increased by 1.8% to $1.39 billion, adjusted EBITDA1 increased 6.2% year-over-year to $637 million and net income increased 29.9% to $217 million. Second quarter results do not include any costs or financial impacts from the proposed transaction with Rogers.

“Our country has been a leader in building and operating strong, robust networks that deliver innovative technology and services to our customers. If this past year has shown us anything, it is that we are resilient, and that strong, capable networks are not only essential to our health and well-being now, but are required to fuel economic growth and prosperity in the future. Today, we are on the cusp of a new technological era, with 5G representing limitless opportunities; however, there are significant investments required to fully capitalize on all of its potential. Under a combined Rogers and Shaw entity, we will enable the scale, assets and capabilities to accelerate unprecedented investment, to help close the connectivity gap faster in rural, remote and Indigenous communities, and to deliver new technology and more choice for consumers and businesses, more quickly than either could achieve on its own. All Canadians deserve world class connectivity,” said Brad Shaw, Executive Chair & Chief Executive Officer.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively, the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (“Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As of March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class

[1]

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is composed of revenue less operating, general and administrative expenses. See “Non-GAAP and additional financial measures” in the accompanying MD&A for more information about this measure, including quantitative reconciliations to the most comparable financial measure in the Company’s Consolidated Financial Statements.

A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction requires the approval of two thirds of the votes cast by the holders of Shaw’s Class A Shares and Class B Shares at a special shareholders meeting to be held on May 20, 2021 (the “Special Meeting”), voting separately as a class, as well as majority of the minority approval under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of holders of the Class A Shares and Class B Shares (excluding the votes of the Shaw Family Shareholders and any other person required to be excluded for the purposes of MI 61-101), each voting separately as a class. The Shaw Family Shareholders have irrevocably agreed to vote all of their Class A Shares (representing approximately 79% of the outstanding Class A Shares) and Class B Shares (representing approximately 8% of the outstanding Class B Shares) in favour of the Transaction.

A Special Committee of independent directors of Shaw has unanimously recommended the Transaction, and Shaw’s Board of Directors has unanimously (with Brad Shaw abstaining) approved the Transaction and unanimously recommends that Shaw shareholders (other than the Shaw Family Shareholders) vote to approve the Transaction. Shaw’s Directors and senior management have agreed to vote all of their shares in favour of the Transaction.

The Transaction is subject to other customary closing conditions including court and stock exchange approval, as well as approvals from Canadian regulators. Rogers and Shaw intend to work cooperatively and constructively with the Competition Bureau, the Ministry of Innovation, Science and Economic Development (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) to secure the requisite approvals. Subject to receipt of all required approvals, closing of the Transaction is expected to occur in the first half of 2022.

Under the terms of the Transaction, Rogers has the right to cause the Company to redeem its outstanding preferred shares on June 30, 2021 in accordance with their terms by providing written notice to Shaw. As of the date of this press release, Rogers has not exercised this right. The Company will continue to pay its regular monthly dividends of $0.098542 in cash per Class A Share and $0.09875 in cash per Class B Share, and its regular quarterly dividend on its preferred shares in accordance with their terms.

Further information regarding the Transaction will be contained in a management information circular that Shaw will prepare, file on SEDAR and mail to holders of its Class A Shares and Class B Shares, as of the close of business on April 6, 2021, in advance of the Special Meeting scheduled to be held on May 20, 2021. Copies of the Arrangement Agreement and voting support agreements are also available on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Second Quarter Fiscal 2021

In the second quarter, the Company added approximately 82,300 new Wireless customers. Postpaid net additions of approximately 75,100 in the quarter include continued momentum with Shaw Mobile. Wireless service revenue growth of 8.5% is due to subscriber growth. As the Company continues to scale its lower revenue Shaw Mobile customer base, second quarter Wireless ARPU2 decreased 4.2% from the prior year period to $36.82; however, household profitability of bundled customers increased and Internet migration to faster speed tiers continues to accelerate. Wireless postpaid churn2 improved 32-basis points over the prior year period to 1.25%.

[2]

ARPU, Wireless postpaid churn and RGUs are metrics used to measure the success of our strategic imperatives. These key performance drivers are not accounting measures and may not be comparable to similar measures presented by other issuers. See definitions and discussion under “Key Performance Drivers” in the accompanying MD&A.

In Wireline, the Company continues to focus on profitable Internet customer growth and retention, primarily through its bundling initiatives. In the quarter, Consumer RGU2 losses of approximately 65,800 was an improvement over the first quarter of fiscal 2021, including Consumer Internet RGU losses of approximately 5,400 as more customers bundled their Internet and Wireless service together. Second quarter Wireline revenue declined 0.8% year-over-year to $1.05 billion and adjusted EBITDA increased 4.0% to $540 million, resulting in an adjusted EBITDA margin3 of 51.2%.

Selected Financial Highlights

	Three months ended			Six months ended
(millions of Canadian dollars except per share amounts)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Revenue	1,387	1,363	1.8	2,757	2,746	0.4
Adjusted EBITDA(1)	637	600	6.2	1,244	1,188	4.7
Adjusted EBITDA Margin(1)	45.9%	44.0%	4.3	45.1%	43.3%	4.2
Free Cash Flow(2)	248	191	29.8	473	374	26.5
Net income	217	167	29.9	380	329	15.5
Basic and diluted earnings per share	0.43	0.32		0.74	0.63

(1)	See “Non-GAAP and additional financial measures” in the accompanying MD&A.
(2)

Free cash flow is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. This is not a defined term under IFRS and does not have a standardized meaning, and therefore may not be a reliable way to compare us to other companies. Free cash flow is composed of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery. See “Non-GAAP and additional financial measures” in the accompanying MD&A for more information about this measure, including quantitative reconciliations to the most comparable financial measure in the Company’s Consolidated Financial Statements.

In the quarter, the Company added approximately 82,300 net Wireless RGUs, consisting of approximately 75,100 postpaid additions and approximately 7,200 prepaid additions.

Wireless service revenue for the three-month period increased 8.5% to $218 million over the comparable period in fiscal 2020 due to the increased subscriber base, including significant Shaw Mobile additions in the quarter. Second quarter ARPU decreased 4.2% year-over-year to $36.82. Wireless equipment revenue for the three-month period increased 16.8% to $118 million mainly due to a higher mix of high-end device sales and lower subsidies. Second quarter Wireless adjusted EBITDA of $97 million grew 19.8% year-over-year, due to continued service revenue growth, lower acquisition related costs, and a $4 million decrease in bad debt expense, resulting in an increase in adjusted EBITDA margin to 28.9%.

Wireline RGUs declined by approximately 65,800 in the quarter compared to a loss of approximately 50,000 in the second quarter of fiscal 2020. The current quarter includes a sequential improvement in Consumer Internet RGUs with a loss of approximately 5,400 compared to a loss of 15,100 in the first quarter of fiscal 2021. The mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 60,400 RGUs. Through continued broadband product and distribution enhancements and Shaw Mobile bundling initiatives, the Company is focused on profitable subscriber growth and reducing household churn.

Second quarter Wireline revenue of $1.05 billion decreased 0.8% while adjusted EBITDA of $540 million increased 4.0% year-over-year. The current quarter increase in adjusted EBITDA was due primarily to proactive base management and decreased operating expenses, including lower employee related costs, partially offset by a decrease in Consumer revenue. The current quarter adjusted EBITDA benefited from

[3]

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is not a standardized measure under IFRS and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” in the accompanying MD&A for more information about this non-GAAP ratio.

an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively. Consumer revenue of $909 million decreased 1.1% compared to the prior year as growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. Business revenue increased 0.7% to $145 million with Internet revenue growth and continued demand for the Smart suite of products, partially offset by lower video revenue primarily related to COVID-19. Shaw Business recently launched a 1.5 Gig Internet speed tier for its business customers giving businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services.

Capital expenditures in the second quarter of $250 million were $26 million, or 9.4%, lower than the prior year period. Wireline capital spending decreased $44 million compared to the second quarter of fiscal 2020 primarily due to a decrease in success-based capital, while Wireless spending increased by approximately $18 million year-over-year due to costs associated with spectrum deployment and investments related to our network.

Free cash flow for the quarter of $248 million compared to $191 million in the prior year period. The increase was primarily due to higher adjusted EBITDA and lower Wireline capital spending.

Net income for the second quarter of fiscal 2021 of $217 million compared to $167 million in the second quarter of fiscal 2020. The increase of $50 million was primarily due to a $37 million increase in adjusted EBITDA compared to a year ago and a $27 million fair value gain on private investments recorded in the current quarter.

Fiscal 2021 Guidance

The Company confirms that it remains on track to meet its fiscal 2021 guidance of adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion and free cash flow of approximately $800 million.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the second quarter of fiscal 2021, the Company continued to experience a reduction in overall Wireline subscriber activity, an increase in wireline network usage as well as extended peak hours, increased demand for Wireless voice services, a decrease in Wireless roaming revenue, customer payments substantially in-line with historical trends, and an increase in credits provided for, as well as the reduction or cancellation of Shaw Business customer accounts.

While the financial impacts from COVID-19 in the second quarter of fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to the economic uncertainty in western Canada and COVID-19 related restrictions, including mandated closures, capacity restrictions, self-quarantines or further social distancing requirements.

The Company believes its business and facilities-based networks provide critical and essential services to Canadians which remained resilient throughout fiscal 2020 and will continue to be resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence and/or subsequent waves of the pandemic or the potential efficacy and time frame for the availability and distribution of any COVID-19 vaccines, compounded by the continued economic uncertainty in western Canada, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

The Transaction could cause the attention of management of the Company to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to significant uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement Agreement.

In addition, third parties with which the Company currently has business relationship or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

As at the end of February 28, 2021, the Company’s net debt leverage ratio4 of 2.4x was below its target leverage range of 2.5x to 3.0x. In the second quarter, Shaw repurchased 9,955,328 Class B Shares for approximately $225 million. For the six months ended February 28, 2021, the Company purchased 13,224,772 Class B Shares for cancellation for a total cost of approximately $300 million. In connection with the announcement of the proposed Transaction on March 15, 2021, the Company suspended share buybacks under its normal course issuer bid (NCIB) program.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, which is currently scheduled to begin in June 2021. The list confirms that Shaw has elected not to participate in the auction.

Mr. Shaw concluded, “We continue to deliver our business plan in fiscal 2021 with our relentless focus on building the best networks, strong execution and on improving the customer experience. We are in the unique position to combine forces with Rogers in a truly transformational way to deliver Canadians world class connectivity, more choice and better value. By creating a robust national provider with the resources to build the next generation of wireline and wireless networks, we will improve how our country is connected for generations to come.”

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

[4]

Net debt leverage ratio is a non-GAAP ratio that is calculated by dividing net debt by adjusted EBITDA. Net debt is a non-GAAP financial measure which is composed of the Company’s short-term borrowings, current portion of long-term debt, current portion of lease liabilities, long-term debt, lease liabilities and 50% of outstanding preferred shares, less cash and cash equivalents. Net debt leverage ratio and net debt are not standardized measures under IFRS and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” in the accompanying MD&A for more information about this non-GAAP ratio and non-GAAP financial measure, including a quantitative reconciliation to the most comparable financial measure in the Company’s Consolidated Financial Statements.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca

The accompanying MD&A forms part of this news release and the “Caution concerning forward-looking statements” applies to all the forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended February 28, 2021

April 14, 2021

Advisories

The following Management’s Discussion and Analysis (MD&A) of Shaw Communications Inc. is dated April 14, 2021 and should be read in conjunction with the condensed interim Consolidated Financial Statements and Notes thereto for the three- and six-month periods ended February 28, 2021 and the 2020 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2020 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (IFRS) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw,” the “Company,” “we,” “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking information” within the meaning of applicable securities laws. They can generally be identified by words such as “anticipate,” “believe,” “expect,” “plan,” “intend,” “target,” “goal” and similar expressions (although not all forward-looking statements contain such words). Forward looking statements in this MD&A may include, but are not limited to statements relating to:

•	the expected impact of the continued economic uncertainty in western Canada and the COVID-19 pandemic;

•	future capital expenditures;

•	proposed asset acquisitions and dispositions;

•	anticipated benefits of the Transaction (as defined below) to Shaw and its securityholders, including corporate, operational, scale and other synergies and the timing thereof;

•	the ability to successfully integrate the businesses of Rogers and Shaw;

Shaw Communications Inc.

•

the timing, receipt and conditions of required shareholder, regulatory, court, stock exchange or other third party approvals, including but not limited to the receipt of applicable approvals under the Broadcasting Act (Canada), the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, the “Key Regulatory Approvals”) related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to the closing of the Transaction and the anticipated timing for closing of the Transaction;

•	Shaw’s ability to redeem the preferred shares and the timing thereof;

•	the expected operations and capital expenditure plans for the Company following completion of the Transaction;

•	expected cost efficiencies;

•	financial guidance and expectations for future performance;

•	business and technology strategies and measures to implement strategies;

•	the Company’s equity investments, joint ventures, and partnership arrangements;

•	expected growth in subscribers and the products/services to which they subscribe;

•	competitive strengths and pressures;

•	expected project schedules, regulatory timelines, completion/in-service dates for the Company’s capital and other projects;

•	the expected number of retail outlets;

•	the expected impact of new accounting standards, recently adopted or expected to be adopted in the future;

•	the effectiveness of any changes to the design and performance of the Company’s internal controls and procedures;

•

the expected impact of changes in laws, regulations, decisions by regulators or other actions by governments or regulators on the Company’s business, operations and/or financial performance or the markets in which the Company operates;

•	the expected impact of any emergency measures implemented by governments or regulators;

•	timing of new product and service launches;

•	the resiliency and performance of the Company’s wireline and wireless networks;

•

the deployment of: (i) network infrastructure to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	expected changes in the Company’s market share;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	expansion of and changes in the Company’s business and operations and other goals and plans; and

•	execution and success of the Company’s current and long term strategic initiatives.

All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. The Company’s management believes that its assumptions and analysis in this MD&A are reasonable and that the expectations reflected in the forward-looking statements contained herein are also reasonable based on the information available on the date such statements are made and the process used to prepare the information. Considering the ongoing economic uncertainty in western Canada and the uncertain and changing circumstances surrounding the COVID-19 pandemic and the related response from the Company, governments (federal, provincial and municipal), regulatory authorities, businesses and customers, there continues to be inherently more uncertainty associated with the Company’s assumptions as compared to prior periods.

These assumptions, many of which are confidential, include but are not limited to management expectations with respect to:

Shaw Communications Inc.

•	general economic conditions, which includes the impact on the economy and financial markets of (i) economic uncertainty in western Canada, and (ii) the COVID-19 pandemic and other health risks;

•	the impact of (i) economic uncertainty in western Canada, and (ii) the COVID-19 pandemic and other health risks on the Company’s business, operations, capital resources and/or financial results;

•	anticipated benefits of the Transaction to the Company and its security holders;

•

the timing, receipt and conditions of required shareholder, regulatory, court, stock exchange or other third-party approvals, including but not limited to the receipt of the Key Regulatory Approvals related to the Transaction;

•	the ability of the Company and Rogers to satisfy the other conditions to closing of the Transaction in a timely manner and the completion of the Transaction on expected terms;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the potential redemption of the preferred shares in a timely manner;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the impact of the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction on the Company’s ability to maintain its current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•	the ability to satisfy the other expectations and assumptions concerning the Transaction and the operations and capital expenditure plans for the Company following completion of the Transaction;

•	future interest rates;

•	previous performance being indicative of future performance;

•	future income tax rates;

•	future foreign exchange rates;

•	technology deployment;

•	future expectations and demands of our customers;

•	subscriber growth;

•	incremental costs associated with growth in wireless handset sales;

•	pricing, usage and churn rates;

•	availability and cost of programming, content, equipment, and devices;

•	industry structure, conditions and stability;

•	regulation, legislation or other actions by governments or regulators (and the impact or projected impact on the Company’s business);

•	the implementation of any emergency measures by governments or regulators (and the impact or projected impact on the Company’s business, operations, and/or financial results);

•

access to key suppliers and third-party service providers and their goods and services required to execute on the Company’s current and long-term strategic initiatives on commercially reasonable terms;

•	key suppliers performing their obligations within the expected timelines;

•	retention of key employees;

•

the Company being able to successfully deploy (i) network infrastructure required to improve capacity and coverage, and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	the sustainability of results and objectives and cost reductions achieved through the Total Business Transformation (TBT) initiative and Voluntary Departure Program (VDP);

•

operating expenses and capital cost estimates associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees to reduce the spread of COVID-19;

•	the Company’s access to sufficient retail distribution channels;

Shaw Communications Inc.

•	the Company’s access to the spectrum resources required to execute on its current and long-term strategic initiatives; and

•	the Company being able to execute on its current and long term strategic initiatives.

You should not place undue reliance on any forward-looking statements. Many risk factors, including those not within the Company’s control, may cause the Company’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to:

•

changes in general economic, market and business conditions including the impact of (i) economic uncertainty in western Canada, and (ii) the COVID-19 pandemic and other health risks, on the economy and financial markets which may have a material adverse effect on the Company’s business, operations, capital resources and/or financial results;

•

increased operating expenses and capital costs associated with the implementation of enhanced health and safety measures for the Company’s offices, retail stores and employees in response to the COVID-19 pandemic;

•

the failure of the Company and Rogers to receive, in a timely manner and on satisfactory terms, the necessary shareholder, regulatory, court, stock exchange and other third-party approvals, including but not limited to the Key Regulatory Approvals required to close the Transaction;

•	the ability to satisfy, in a timely manner, the other conditions to the closing of the Transaction;

•	the ability to complete the Transaction on the terms contemplated by the arrangement agreement (the “Arrangement Agreement”) between the Company and Rogers;

•	the ability to successfully integrate the Company with Rogers in a timely manner;

•

the ability of Rogers to obtain the debt financing required to complete the Transaction through the satisfaction of the limited conditions of the debt commitment letter for the debt financing and the absence of events that would prevent Rogers from consummating the debt financing;

•	the Company’s failure to complete the Transaction for any reason could materially negatively impact the trading price of the Company’s securities;

•

the announcement of the Transaction and the dedication of substantial Company resources to pursuing the Transaction may adversely impact the Company’s current business relationships (including with current and prospective employees, customers and suppliers) and its current and future operations, financial condition and prospects;

•

the failure of the Company to comply with the terms of the Arrangement Agreement may, in certain circumstances, result in the Company being required to pay the termination fee to Rogers, the result of which will or could have a material adverse effect on the Company’s financial position and results of operations and its ability to fund growth prospects and current operations;

•	changes in interest rates, income taxes and exchange rates;

•	changes in the competitive environment in the markets in which the Company operates and from the development of new markets for emerging technologies;

•	changing industry trends, technological developments and other changing conditions in the entertainment, information and communications industries;

•	changes in laws, regulations and decisions by regulators, or other actions by governments or regulators, that affect the Company or the markets in which it operates;

•	any emergency measures implemented by governments or regulators;

•	technology, privacy, cyber security and reputational risks;

•	disruptions to service, including due to network failure or disputes with key suppliers;

•	the Company’s ability to execute its strategic plans and complete its capital and other projects by the completion date;

•	the Company’s ability to grow subscribers and market share;

•	the Company’s ability to have and/or obtain the spectrum resources required to execute on its current and long-term strategic initiatives;

•	the Company’s ability to gain sufficient access to retail distribution channels;

•

the Company’s ability to access key suppliers and third-party service providers and their goods and services required to execute on its current and long-term strategic initiatives on commercially reasonable terms;

Shaw Communications Inc.

•	the ability of key suppliers to perform their obligations within expected timelines;

•	the Company’s ability to retain key employees;

•	the Company’s ability to achieve cost efficiencies;

•	the Company’s ability to sustain the results/objectives and cost reductions achieved through the TBT initiative and VDP;

•

the Company’s ability to complete the deployment of (i) network infrastructure required to improve capacity and coverage and (ii) new technologies, including but not limited to next generation wireless and wireline technologies such as 5G and IPTV, respectively;

•	opportunities that may be presented to and pursued by the Company;

•	the Company’s ability to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters;

•	the Company’s status as a holding company with separate operating subsidiaries; and

•	other factors described in the Company’s fiscal 2020 Annual MD&A under the heading “Known Events, Trends, Risks and Uncertainties.”

The foregoing is not an exhaustive list of all possible risk factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in the Company’s fiscal 2020 Annual MD&A and this MD&A. This MD&A provides certain future-oriented financial information or financial outlook (as such terms are defined in applicable securities laws), including the financial guidance and assumptions disclosed under “Outlook.” Shaw discloses this information because it believes that certain investors, analysts and others utilize this and other forward-looking information to assess Shaw’s expected operational and financial performance, and as an indicator of its ability to service debt and pay dividends to shareholders. The Company cautions that such financial information may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances. All forward-looking statements contained in this MD&A are expressly qualified by this statement.

Additional Information

Additional information concerning the Company, including the Company’s Annual Information Form, is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Company’s website at www.shaw.ca, or on request and without charge from the Corporate Secretary of the Company, Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4, telephone (403) 750-4500.

Non-GAAP and additional financial measures

Certain measures in this MD&A do not have standard meanings prescribed by GAAP and are therefore considered non-GAAP financial measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, GAAP and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-GAAP and additional financial measures” in this MD&A for a discussion and reconciliation of non-GAAP financial measures, including adjusted EBITDA, free cash flow and net debt as well as net debt leverage ratio and adjusted EBITDA margin, which are non-GAAP ratios.

Shaw Communications Inc.

Introduction

At Shaw, we focus on delivering sustainable long-term growth by connecting customers to the world through a best-in-class seamless connectivity experience by leveraging our world class converged network. This includes driving operational efficiencies and executing on our strategic priorities through the delivery of an exceptional customer experience and a more agile operating model. Our strategic priorities include growing our customer relationships, identifying sustainable cost savings in our core Wireline business, and making the appropriate investments to capitalize on future growth, including network related investments to support continued broadband product enhancements and improve the wireless experience.

With the onset of the global COVID-19 pandemic in 2020, connectivity rapidly became a critical lifeline for Canadians and our economy. During this unprecedented period, our network performance was exceptional, and we remain focused on supporting our employees, customers and communities. Our robust facilities-based network, the result of years of significant investment, has showcased its strength in addressing our customers’ need to stay connected to family, friends and colleagues and work from home throughout the COVID-19 pandemic. During the second quarter, the Company continued to experience the following key impacts related to COVID-19:

•	a reduction in overall wireline subscriber activity,

•	an increase in wireline network usage as well as extended peak hours,

•	increased demand for wireless voice services,

•	a decrease in wireless roaming revenue,

•	customer payments substantially in-line with historical trends, and

•	an increase in credits provided for, as well as the reduction or cancellation of, Shaw Business customer accounts.

While the pandemic has had an impact on our business, Shaw continues to be resilient, delivering solid financial and operating results, and we believe that we are well positioned to meet the rapidly changing and increasing demands of our customers. The financial impacts from COVID-19 in the second quarter were not material; however, the situation remains uncertain in terms of (i) its magnitude, outcome, duration, resurgences and/or subsequent waves, and (ii) the potential efficacy and time frame for the availability and distribution of any COVID-19 vaccines. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to the economic uncertainty in western Canada and COVID-19 related restrictions, including mandated closures or further social distancing requirements.

As an ongoing risk, the duration and impact of the COVID-19 pandemic is still unknown, as is the efficacy and duration of the government interventions. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 pandemic may materially and adversely affect the Company’s operations, financial results and condition in future periods are also subject to significant uncertainty.

Shaw and Rogers Transaction

On March 15, 2021, Shaw announced that it entered into an Arrangement Agreement with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Non-Voting Participating Shares (“Class B Shares”) in a transaction valued at approximately $26 billion inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of

Shaw Communications Inc.

the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. As of March 13, 2021, when the Arrangement Agreement was signed, the value of the consideration attributable to the Class A Shares and Class B Shares held by the Shaw Family Shareholders (calculated using the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021) was equivalent to $40.50 per share.

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction requires the approval of two thirds of the votes cast by the holders of Shaw’s Class A Shares and Class B Shares at a special shareholders meeting to be held on May 20, 2021 (the “Special Meeting”), voting separately as a class, as well as majority of the minority approval under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) of holders of the Class A Shares and Class B Shares (excluding the votes of the Shaw Family Shareholders and any other person required to be excluded for the purposes of MI 61-101), each voting separately as a class. The Shaw Family Shareholders have irrevocably agreed to vote all of their Class A Shares (representing approximately 79% of the outstanding Class A Shares) and Class B Shares (representing approximately 8% of the outstanding Class B Shares) in favour of the Transaction.

A Special Committee of independent directors of Shaw has unanimously recommended the Transaction, and Shaw’s Board of Directors has unanimously (with Brad Shaw abstaining) approved the Transaction and unanimously recommends that Shaw shareholders (other than the Shaw Family Shareholders) vote to approve the Transaction. Shaw’s Directors and senior management have agreed to vote all of their shares in favour of the Transaction.

The Transaction is subject to other customary closing conditions including court and stock exchange approval, as well as approvals from Canadian regulators. Rogers and Shaw intend to work cooperatively and constructively with the Competition Bureau, the Ministry of Innovation, Science and Economic Development (ISED) and the Canadian Radio-television and Telecommunications Commission (CRTC) to secure the requisite approvals. Subject to receipt of all required approvals, closing of the Transaction is expected to occur in the first half of 2022.

Under the terms of the Transaction, Rogers has the right to cause the Company to redeem its outstanding preferred shares on June 30, 2021 in accordance with their terms by providing written notice to Shaw. As of the date of this MD&A, Rogers has not exercised this right. The Company will continue to pay its regular monthly dividends of $0.098542 in cash per Class A Share and $0.09875 in cash per Class B Share, and its regular quarterly dividend on its preferred shares in accordance with their terms.

Further information regarding the Transaction will be contained in a management information circular that Shaw will prepare, file on SEDAR and mail to holders of Class A Shares and Class B Shares, as of the close of business on April 6, 2021, in advance of the Special Meeting scheduled to be held on May 20, 2021. Copies of the Arrangement Agreement and voting support agreements are also available on Shaw’s SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar.shtml.

Wireless

Our Wireless division currently operates in Ontario, Alberta and British Columbia, covering approximately 50% of the Canadian population.

On July 30, 2020, the Company launched Shaw Mobile, a new wireless service in western Canada that leverages Shaw’s LTE and Fibre+ networks, along with Canada’s largest WiFi service, to provide Shaw Internet customers with an innovative wireless experience. Shaw Mobile provides Shaw Internet customers with bundling opportunities to take advantage of unprecedented savings, combined with the ability to customize their mobile data requirements through two rate plans – By The Gig and Unlimited Data. Shaw

Shaw Communications Inc.

Mobile is a powerful example of how facilities-based service providers can compete and innovate to deliver true wireless affordability for Canadians. Shaw Mobile capitalizes on the long-term trend that shows the vast majority of Canadians’ smart device data usage occurs on WiFi networks, a fact amplified by recent work-from-home trends.

Freedom Mobile continues to promote its Big Gig Unlimited and Absolute Zero offers. Paired with the most popular devices and ongoing improvements in the strength and capacity of its network, the Big Gig Unlimited and Absolute Zero plans continue to provide Canadians with an affordable option when choosing a wireless service provider.

Second quarter fiscal 2021 results include Wireless net additions of approximately 82,300. Wireless service revenue increased 8.5% to $218 million and adjusted EBITDA1 increased 19.8% to $97 million compared to the second quarter of fiscal 2020, as a result of the increased service revenues and a $4 million decrease in bad debt expense, partially offset by reduced roaming revenue and Shaw Mobile related costs.

The Company made significant investments in its wireless network and customer service capabilities. The Company continues to modernize and expand its retail presence. Total wireless retail locations across its operating footprint, including corporate, dealer and national retail, are approximately 730, where Shaw Mobile is available in approximately 150 locations.

The Company continues to prioritize network investments as part of its converged network strategy and continues to leverage the coaxial cable (which transports both power and multi-gigabit data speeds) in its Fibre+ network for the rapid and flexible deployment of small cells, which will support densification efforts.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, which is currently scheduled to begin in June 2021. The list confirms that Shaw has elected not to participate in the auction.

Wireline

In our Wireline business, we have cemented our status as a technology leader and western Canada’s leader in gig speed Internet underpinned by our Fibre+ network. Through our digital transformation, we have made it easier to interact with our customers and are leveraging insights from customer data to better understand their preferences so we can provide them with the services they want. We continue to streamline and simplify manual processes to improve the customer experience and day-to-day operations for our employees.

Despite the unprecedented impact that the COVID-19 pandemic has had on the lives of our customers, and the corresponding impacts to the way we serve our customers, our focus remains on the execution and delivery of stable and profitable Wireline results. This includes growth in high quality Internet subscribers and improving overall customer account profitability by attracting and retaining higher value households with our best value proposition on 2-year ValuePlans for those who want faster Internet with a better customer experience in addition to Video and Wireless services.

The Company continues to deploy its Shaw Gateway modem, powered by Comcast, which enables faster Internet speeds, supports more devices and provides a stronger in-home WiFi connection. The Company

[1]

Adjusted EBITDA is a non-GAAP financial measure and should not be considered a substitute or alternative for GAAP measures. Adjusted EBITDA is not a defined term under IFRS and does not have a standard meaning, and therefore may not be a reliable way to compare us to other companies. Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is composed of revenue less operating, general and administrative expenses. See “Non-GAAP and additional financial measures” for more information about this measure, including a quantitative reconciliation to the most comparable financial measure in the Company’s Consolidated Financial Statements.

Shaw Communications Inc.

introduced Shaw Fibre+ Gig 1.5 in November 2020, designed to provide gamers, streamers and other heavy data users the speed and bandwidth they need for the many connected devices and data-heavy applications they use every day at home.

In the second quarter, Wireline RGUs2 declined by approximately 65,800 compared to a decline of 50,000 in the prior year period. Consumer Internet losses of 5,400 in the current quarter marks a sequential improvement from the first quarter of fiscal 2021. Wireline revenue remained stable, decreasing 0.8% while our focus on profitable customer interactions, lower employee related costs and continued cost discipline in the ongoing COVID-19 environment, contributed to adjusted EBITDA growth of 4.0% and a strong Wireline adjusted EBITDA margin3 of 51.2%. The current quarter adjusted EBITDA benefited from an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively.

Our Wireline Business division provides connectivity solutions to its customers by leveraging our Smart suite products which provide cost-effective enterprise grade managed IT and communications solutions that are increasingly valued by businesses of all sizes as the digital economy grows in scope and complexity. The COVID-19 pandemic, as well as continued economic uncertainty in western Canada, impacted the Business division by causing the crediting, as well as the reduction or cancellation, of a number of Business customer accounts and slowing revenue growth. In response to the changing needs of its customers during the pandemic, Shaw Business added a suite of collaboration tools and new Smart products, such as Microsoft 365, Smart Remote Office, SmartSecurity and SmartTarget. Shaw Business recently launched a 1.5 Gig Internet speed tier for its business customers giving businesses of all sizes the speed and bandwidth to leverage data-heavy applications and cloud services. Despite the continued uncertain environment, Shaw Business performance has been solid, including modest second quarter Business revenue growth of 0.7% to $145 million over the prior year period.

[2]	See “Key Performance Drivers.”
[3]

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is not a standardized measure under IFRS and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for more information about this non-GAAP ratio.

Shaw Communications Inc.

Selected financial and operational highlights

Financial Highlights

	Three months ended			Six months ended
(millions of Canadian dollars except per share amounts)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Operations:
Revenue	1,387	1,363	1.8	2,757	2,746	0.4
Adjusted EBITDA(1)	637	600	6.2	1,244	1,188	4.7
Adjusted EBITDA margin(1)	45.9%	44.0%	4.3	45.1%	43.3%	4.2
Funds flow from operations(2)	539	496	8.7	1,027	946	8.6
Free cash flow(1)	248	191	29.8	473	374	26.5
Net income	217	167	29.9	380	329	15.5
Per share data:
Earnings per share
Basic and diluted	0.43	0.32		0.74	0.63
Weighted average participating shares for basic earnings per share outstanding during period (millions)	505	516		509	517

(1)

Adjusted EBITDA, adjusted EBITDA margin and free cash flow are non-GAAP financial measures or non-GAAP ratios and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standardized meanings, and therefore may not be a reliable way to compare us to other companies. Free cash flow is composed of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery. See “Non-GAAP and additional financial measures” for more information about these measures including quantitative reconciliations to the most comparable financial measures in the Company’s Consolidated Financial Statements.

(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the condensed interim Consolidated Statements of Cash Flows.

Key Performance Drivers

The Company measures the success of its strategies using a number of key performance drivers which are defined and described under “Key Performance Drivers – Statistical Measures” in the 2020 Annual MD&A and in this MD&A below, which includes a discussion as to their relevance, definitions, calculation methods and underlying assumptions. The following key performance indicators are not measurements in accordance with GAAP, should not be considered alternatives to revenue, net income or any other measure of performance under GAAP and may not be comparable to similar measures presented by other issuers.

Shaw Communications Inc.

Subscriber (or revenue generating unit (RGU)) highlights

The Company measures the count of its subscribers in its Consumer, Business, and Wireless divisions. For further details and discussion on subscriber counts for RGUs see “Key Performance Drivers – Statistical Measures – Subscriber Counts for RGUs” in the MD&A for the year ended August 31, 2020.

			Change		Change
			Three months ended		Six months ended
	February 28, 2021	August 31, 2020	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Wireline – Consumer
Video – Cable	1,329,586	1,390,520	(26,497)	(19,310)	(60,934)	(33,258)
Video – Satellite	603,632	650,727	(13,508)	(13,211)	(47,095)	(45,086)
Internet	1,883,375	1,903,868	(5,425)	6,072	(20,493)	11,720
Phone	628,432	672,610	(20,418)	(23,547)	(44,178)	(49,725)

Total Consumer	4,445,025	4,617,725	(65,848)	(49,996)	(172,700)	(116,349)

Wireline – Business
Video – Cable	37,809	37,512	330	(2,779)	297	(1,157)
Video – Satellite	36,464	36,002	(1,903)	1,099	462	3,432
Internet	179,830	178,270	369	(338)	1,560	356
Phone	391,104	387,660	1,022	1,509	3,444	5,762

Total Business	645,207	639,444	(182)	(509)	5,763	8,393

Total Wireline	5,090,232	5,257,169	(66,030)	(50,505)	(166,937)	(107,956)

Wireless
Postpaid	1,644,540	1,482,175	75,069	54,289	162,365	121,154
Prepaid	360,300	339,339	7,228	(3,230)	20,961	(12,184)

Total Wireless	2,004,840	1,821,514	82,297	51,059	183,326	108,970

Total Subscribers	7,095,072	7,078,683	16,267	554	16,389	1,014

In Wireless, the Company gained 82,297 net postpaid and prepaid subscribers in the quarter, consisting of 75,069 postpaid additions and 7,228 prepaid additions.

Wireline RGUs decreased by 66,030 compared to a 50,505 RGU loss in the second quarter of fiscal 2020. The current quarter includes a Consumer Internet RGU decline of 5,425, which compares to net additions of 6,072 a year ago but does include a sequential improvement in Consumer Internet RGUs when compared to a loss of 15,068 in the first quarter of fiscal 2021. The mature products within the Consumer division, including Video, Satellite and Phone, declined in the aggregate by 60,423 RGUs.

Wireless Postpaid Churn

Wireless postpaid subscriber or RGU churn (“postpaid churn”) measures success in retaining subscribers. Wireless postpaid churn is a measure of the number of postpaid subscribers that deactivated during a period as a percentage of the average postpaid subscriber base during a period, calculated on a monthly basis. It is calculated by dividing the number of Wireless postpaid subscribers that deactivated (in a month) by the average number of postpaid subscribers during the month. When used or reported for a period greater than one month, postpaid churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the average number of postpaid subscribers of each period incurred.

Postpaid churn of 1.25% in the second quarter of fiscal 2021 improved 32-basis points from 1.57% in the second quarter of fiscal 2020.

Shaw Communications Inc.

Wireless average billing per subscriber unit (ABPU)

Wireless ABPU is an industry metric that is useful in assessing the operating performance of a wireless entity. We use ABPU as a measure that approximates the average amount the Company invoices an individual subscriber unit for service on a monthly basis. ABPU helps us to identify trends and measures the Company’s success in attracting and retaining higher lifetime value subscribers. Wireless ABPU is calculated as service revenue (excluding allocations to wireless service revenue under IFRS 15) divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

ABPU of $40.98 in the second quarter of fiscal 2021 compares to $43.84 in the second quarter of fiscal 2020, representing a decrease of 6.5%.

Wireless average revenue per subscriber unit (ARPU)

Wireless ARPU is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month. This measure is an industry metric that is useful in assessing the operating performance of a wireless entity. ARPU also helps to identify trends and measure the Company’s success in attracting and retaining higher-value subscribers.

ARPU of $36.82 in the second quarter of fiscal 2021 compares to $38.45 in the second quarter of fiscal 2020, representing a decrease of 4.2%.

Overview

For detailed discussion of divisional performance see “Discussion of operations.” Highlights of the consolidated second quarter financial results are as follows:

Revenue

Revenue for the second quarter of fiscal 2021 of $1.39 billion increased $24 million, or 1.8%, from $1.36 billion for the second quarter of fiscal 2020, highlighted by the following:

•	Revenues in the Consumer division decreased by $10 million, or 1.1%, as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•

The Wireless division contributed $336 million and included a $34 million, or 11.3%, increase over the second quarter of fiscal 2020 reflecting a $17 million increase in service revenue due to the increased subscriber base, including significant Shaw Mobile additions in the quarter and an increase in equipment revenue of $17 million mainly due to a higher mix of high-end device sales and lower subsidies.

•

The Business division had growth of $1 million, or 0.7%, in comparison to the second quarter of fiscal 2020 reflecting Internet revenue growth and continued demand for the Smart suite of products, partially offset by lower video revenue primarily related to COVID-19.

Compared to the first quarter of fiscal 2021, consolidated revenue for the quarter increased 1.2%, or $17 million. The increase in revenue over the prior quarter primarily relates to a $16 million increase in equipment revenue in the Wireless division while a $3 million increase in service revenue in the Wireless division reflects the impact of the increased subscriber base partially mitigated by a decrease in ABPU (down from $42.66 in the first quarter of fiscal 2021 to $40.98 in the current quarter). ARPU also decreased quarter over quarter (down from $38.25 in the first quarter of fiscal 2021 to $36.82 in the current quarter). Wireline revenues decreased by $2 million over the prior quarter.

Shaw Communications Inc.

Revenue for the six-month period ended February 28, 2021 of $2.76 billion increased $11 million, or 0.4%, from $2.76 billion for the comparable period in fiscal 2020.

•

The year-over-year improvement in revenue was primarily due to the Wireless division contributing revenues of $653 million mainly due to an increase in service revenue of $36 million, or 9.1%, partially offset by a reduction in equipment revenue of $3 million, or 1.3%, compared to the comparable six-month period of fiscal 2020.

•	The Business division contributed $3 million, or 1.0%, to the consolidated revenue improvements for the six-month period driven primarily by customer growth.

•

Consumer division revenues decreased $23 million, or 1.2%, compared to the comparable six-month period of fiscal 2020 as growth in Internet revenues were fully offset by declines in Video, Satellite and Phone subscribers and revenues.

Adjusted EBITDA

Adjusted EBITDA for the second quarter of fiscal 2021 of $637 million increased by $37 million, or 6.2%, from $600 million for the second quarter of fiscal 2020, highlighted by the following:

•

The year-over-year improvement in the Wireless division of $16 million, or 19.8%, is mainly due to continued service revenue growth, lower acquisition related costs, and a $4 million decrease in bad debt expense.

•

The year-over-year increase in the Wireline division of $21 million, or 4.0%, was primarily due to proactive base management and decreased operating expenses, including lower employee related costs, partially offset by the decrease in Consumer revenue. The current quarter adjusted EBITDA benefited from an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively.

Consistent with the variances noted above, adjusted EBITDA margin for the second quarter of 45.9% increased 190-basis points compared to 44.0% in the second quarter of fiscal 2020.

Compared to the first quarter of fiscal 2021, adjusted EBITDA for the current quarter increased $30 million, or 4.9%, primarily due to a $22 million increase in the Wireless division as a result of higher equipment revenues and an $8 million increase in the Wireline division primarily due to lower employee related costs and a decrease in bad debts.

For the six-month period ended February 28, 2021, adjusted EBITDA of $1.24 billion increased $56 million, or 4.7%, from $1.19 billion for the comparable prior year period.

•

Wireless adjusted EBITDA for the six-month period increased $20 million, or 13.2%, over the comparable period mainly due to an increase in service revenues partially offset by additional costs in connection with the expansion of the Shaw retail footprint in the current year.

•

Wireline adjusted EBITDA for the six-month period increased $36 million, or 3.5%, over the comparable period mainly due to decreased operating costs, including lower employee related costs, travel expenses, and advertising, partially offset by a decrease in Consumer revenue.

Free cash flow

Free cash flow for the second quarter of fiscal 2021 of $248 million increased $57 million from $191 million in the second quarter of fiscal 2020, mainly due to a $37 million increase in adjusted EBITDA, a $26 million decrease in capital expenditures, and a $2 million decrease in interest on debt partially offset by an $8 million increase in cash taxes.

Shaw Communications Inc.

Net income (loss)

Net income of $217 million and $380 million for the three and six months ended February 28, 2021 respectively, compared to a net income of $167 and $329 million for the same periods in fiscal 2020. The changes in net income are outlined in the following table:

	February 28, 2021 net income compared to:
	Three months ended		Six months ended
(millions of Canadian dollars)	November 30, 2020	February 29, 2020	February 29, 2020
Increased adjusted EBITDA(1)	30	37	56
Decreased (increased) restructuring costs(2)	11	(1)	(13)
Decreased (increased) amortization	3	(2)	(4)
Change in net other costs and revenue(3)	27	46	52
Increased income taxes	(17)	(30)	(40)

	54	50	51

(1)	See “Non-GAAP and additional financial measures.”
(2)

During the first and second quarters of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021 and $1 million in the second quarter of fiscal 2021, in each case primarily related to severance and employee related costs.

(3)

Net other costs and revenue include accretion of long-term liabilities and provisions, interest, debt retirement costs, realized and unrealized foreign exchange differences and other losses as detailed in the unaudited Consolidated Statements of Income. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in the category.

Outlook

The Company confirms that it remains on track to meet its fiscal 2021 guidance of adjusted EBITDA growth over fiscal 2020, consolidated capital investments of approximately $1.0 billion and free cash flow of approximately $800 million.

The severity and duration of impacts from the COVID-19 pandemic remain uncertain and management continues to focus on the safety of our people, most of whom continue to work from home, connectivity of our customer base, compliance with guidelines and requirements issued by various health authorities and government organizations, and continuity of other critical business operations. During the second quarter of fiscal 2021, the Company continued to experience a reduction in overall Wireline subscriber activity, an increase in wireline network usage as well as extended peak hours, increased demand for Wireless voice services, a decrease in Wireless roaming revenue, customer payments substantially in-line with historical trends, and an increase in credits provided for, as well as the reduction or cancellation of Shaw Business customer accounts.

While the financial impacts from COVID-19 in the second quarter of fiscal 2021 were not material, the situation is still uncertain in terms of its magnitude, outcome, duration, resurgence and/or subsequent waves. Consumer behavior impacts remain uncertain and could still change materially, including the potential downward migration of services, acceleration of cord-cutting and reduced ability of customers to pay their bills, all due to the challenging economic situation. Shaw Business primarily serves the small and medium sized market, which is also particularly vulnerable to the economic uncertainty in western Canada and COVID-19 related restrictions, including mandated closures, capacity restrictions, self-quarantines or further social distancing requirements.

Shaw Communications Inc.

The Company believes its business and facilities-based networks provide critical and essential services to Canadians which remained resilient throughout fiscal 2020 and will continue to be resilient in this dynamic and uncertain environment. Management continues to actively monitor the impacts to the business and make the appropriate adjustments to operating and capital expenditures to reflect the evolving environment. Considering the ongoing presence of COVID-19, the speed at which it develops and/or changes, and the continued uncertainty of the magnitude, outcome, duration, resurgence and/or subsequent waves of the pandemic or the potential efficacy and time frame for the availability and distribution of any COVID-19 vaccines, compounded by the continued economic uncertainty in western Canada, the current estimates of our operational and financial results which underlie our outlook for fiscal 2021 are subject to a significantly higher degree of uncertainty. Any estimate of the length and severity of these developments is therefore subject to uncertainty, as are our estimates of the extent to which the COVID-19 pandemic may, directly or indirectly, materially and adversely affect our operations, financial results, and condition in future periods.

The Transaction could cause the attention of management of the Company to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to significant uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Arrangement Agreement.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

Under the Arrangement Agreement, the Company must generally use its reasonable best efforts to conduct its business in the Ordinary Course (as such term is defined in the Arrangement Agreement) and, prior to the completion of the Transaction or the termination of the Arrangement Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of Rogers and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity. The entering into of the Arrangement Agreement may also preclude the Company from participating in any auction by ISED for wireless spectrum licensing.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, which is currently scheduled to begin in June 2021. The list confirms that Shaw has elected not to participate in the auction.

See “Caution concerning forward-looking statements.”

Shaw Communications Inc.

Non-GAAP and additional financial measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures or ratios. These financial measures or ratios do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional financial measures. Additional financial measures include line items, headings and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-GAAP financial measures, ratios and additional financial measures have not been presented as an alternative to revenue, net income or any other measure of performance required by GAAP.

Below is a discussion of the non-GAAP financial measures, ratios and additional financial measures used by the Company and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt and is therefore calculated before items such as restructuring costs, equity income/loss of an associate or joint venture, amortization (a non-cash expense), taxes and interest. Adjusted EBITDA is one measure used by the investing community to value the business. Adjusted EBITDA has no directly comparable GAAP financial measure. Alternatively, the following table provides a reconciliation of net income to adjusted EBITDA:

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Net income	217	167	380	329
Add back (deduct):
Restructuring costs	1	—	13	—
Amortization:
Deferred equipment revenue	(3)	(5)	(6)	(9)
Deferred equipment costs	12	17	25	35
Property, plant and equipment, intangibles and other	294	288	589	577
Amortization of financing costs – long-term debt	—	1	1	2
Interest expense	67	68	133	139
Other losses (gains)	(26)	19	(24)	22
Current income tax expense	44	23	80	59
Deferred income tax expense	31	22	53	34

Adjusted EBITDA	637	600	1,244	1,188

Shaw Communications Inc.

Adjusted EBITDA margin

Adjusted EBITDA margin is a non-GAAP ratio that is calculated by dividing adjusted EBITDA by revenue. Adjusted EBITDA margin is also one of the measures used by the investing community to value the business.

	Three months ended			Six months ended
	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Wireline	51.2%	48.8%	4.9	50.8%	48.6%	4.5
Wireless	28.9%	26.8%	7.8	26.3%	24.5%	7.3

Combined Wireline and Wireless	45.9%	44.0%	4.3	45.1%	43.3%	4.2

Net debt

The Company uses this measure to perform valuation-related analysis and make decisions about the Company’s capital structure. We believe this measure aids investors in analyzing the value of the business and assessing our leverage. Refer to “Liquidity and capital resources” for further detail.

Net debt leverage ratio

The Company uses this non-GAAP ratio to determine its optimal leverage ratio. Refer to “Liquidity and capital resources” for further detail.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and pay dividends to shareholders.

Free cash flow is comprised of adjusted EBITDA and then deducting capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net), interest, cash taxes paid or payable, interest on lease liabilities, lease payments relating to lease liabilities, dividends paid on the preferred shares, and recurring cash funding of pension amounts net of pension expense and adjusted to exclude share-based compensation expense or recovery.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow, including adjusted EBITDA, continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are also reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Revenue
Consumer	909	919	(1.1)	1,820	1,843	(1.2)
Business	145	144	0.7	290	287	1.0

Wireline	1,054	1,063	(0.8)	2,110	2,130	(0.9)
Service	218	201	8.5	433	397	9.1
Equipment	118	101	16.8	220	223	(1.3)

Wireless	336	302	11.3	653	620	5.3

	1,390	1,365	1.8	2,763	2,750	0.5
Intersegment eliminations	(3)	(2)	50.0	(6)	(4)	50.0

	1,387	1,363	1.8	2,757	2,746	0.4

Adjusted EBITDA
Wireline	540	519	4.0	1,072	1,036	3.5
Wireless	97	81	19.8	172	152	13.2

	637	600	6.2	1,244	1,188	4.7

Capital expenditures and equipment costs (net):(1)
Wireline	179	223	(19.7)	340	428	(20.6)
Wireless	71	53	34.0	144	108	33.3

	250	276	(9.4)	484	536	(9.7)

Free cash flow before the following	387	324	19.4	760	652	16.6
Less:
Interest on debt	(54)	(56)	(3.6)	(109)	(114)	(4.4)
Interest on lease liabilities	(11)	(11)	—	(22)	(22)	—
Cash taxes	(49)	(41)	19.5	(98)	(83)	18.1
Lease payments relating to lease liabilities	(27)	(27)	—	(58)	(57)	1.8
Other adjustments:
Non-cash share-based compensation	1	1	—	1	1	—
Pension adjustment	3	3	—	3	1	>100.0
Preferred share dividends	(2)	(2)	—	(4)	(4)	—

Free cash flow	248	191	29.8	473	374	26.5

(1)	Per Note 3 to the unaudited interim Consolidated Financial Statements.

Shaw Communications Inc.

Discussion of operations

Wireline

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Consumer	909	919	(1.1)	1,820	1,843	(1.2)
Business	145	144	0.7	290	287	1.0

Wireline revenue	1,054	1,063	(0.8)	2,110	2,130	(0.9)
Adjusted EBITDA(1)	540	519	4.0	1,072	1,036	3.5

Adjusted EBITDA margin(1)	51.2%	48.8%	4.9	50.8%	48.6%	4.5

(1)	See “Non-GAAP and additional financial measures.”

In the second quarter of fiscal 2021, Wireline RGUs decreased by 66,030 compared to a 50,505 RGU loss in the second quarter of fiscal 2021. The current quarter includes a loss in Consumer Internet RGUs of 5,425 whereas the mature products within the Consumer division, including Video, Satellite and Phone declined in the aggregate by 60,423 RGUs.

Revenue highlights include:

•

Consumer revenue for the second quarter of fiscal 2021 decreased by $10 million, or 1.1%, compared to the second quarter of fiscal 2020 as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue.

•	As compared to the first quarter of fiscal 2021, the current quarter revenue decreased by $2 million, or 0.2%.

•

Business revenue of $145 million for the second quarter of fiscal 2021 increased $1 million, or 0.7%, compared to the second quarter of fiscal 2020, reflecting Internet revenue growth and demand for the Smart suite of products, partially offset by lower video revenue primarily related to COVID-19.

•	As compared to the first quarter of fiscal 2021, the current quarter revenue remained unchanged.

•

Wireline revenue for the first six months of fiscal 2021 decreased $20 million, or 1.2%, compared to the first six months of fiscal 2020, primarily due to a $23 million decrease in Consumer revenue as the growth in Internet revenue was offset by declines in Video, Satellite and Phone subscribers and revenue. This was partially offset by a $3 million increase in Business revenue.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA for the second quarter of fiscal 2021 of $540 million increased 4.0%, or $21 million, from $519 million in the second quarter of fiscal 2020. The increase was primarily due to proactive base management and decreased operating expenses, including lower employee related costs, partially offset by the decrease in Consumer revenue. The current quarter adjusted EBITDA benefited from an $8 million employee benefits provision release and a $2 million bad debt provision release based on claims and payment experience, respectively.

•

As compared to the first quarter of fiscal 2021, Wireline adjusted EBITDA for the current quarter increased by $8 million, or 1.5%, primarily due to lower employee related costs and a decrease in bad debts.

•

Adjusted EBITDA for the first six months of fiscal 2021 increased $36 million, or 3.5%, compared to the first six months of fiscal 2020, primarily due to decreased operating costs, including lower employee related costs, travel expenses, and advertising, partially offset by a decrease in Consumer revenue.

Shaw Communications Inc.

Wireless

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Service	218	201	8.5	433	397	9.1
Equipment and other	118	101	16.8	220	223	(1.3)

Wireless revenue	336	302	11.3	653	620	5.3
Adjusted EBITDA(1)	97	81	19.8	172	152	13.2

Adjusted EBITDA margin(1)	28.9%	26.8%	7.8	26.3%	24.5%	7.3

(1)	See “Non-GAAP and additional financial measures.”

The Wireless division added 82,297 RGUs in the second quarter of fiscal 2021 as compared to 51,059 RGUs gained in the second quarter of fiscal 2020. The net additions in the quarter consisted of 75,069 postpaid and 7,228 prepaid additions.

Revenue highlights include:

•

Revenue of $336 million for the second quarter of fiscal 2021 increased $34 million, or 11.3%, over the second quarter of fiscal 2020. This was primarily due to an increase in service revenues of $17 million, or 8.5%, due to the increased subscriber base, including significant Shaw Mobile additions in the quarter and an increase in equipment revenue of $17 million, or 16.8%, mainly due to a higher mix of high-end device sales and lower subsidies. There was a 6.5% and 4.2% year-over-year decrease in ABPU to $40.98 and ARPU to $36.82, respectively.

•

As compared to the first quarter of fiscal 2021, the current quarter revenue increased $19 million, or 6.0%, due to increased equipment sales of $16 million combined with $3 million in higher service revenues, while ABPU of $40.98 decreased by $1.68, or 3.9% (ABPU of $42.66 in the first quarter of fiscal 2021), and ARPU of $36.82 decreased by $1.43, or 3.7% (ARPU of $38.25 in the first quarter of fiscal 2021).

•

Revenue of $653 million for the first six months of fiscal 2021 increased $33 million, or 5.3%, over the first six months of fiscal 2020 mainly due to an increase in service revenue of $36 million, or 9.1%, due to the increased subscriber base, partially offset by a reduction in equipment revenue of $3 million, or 1.3%, as Shaw Mobile benefited from the vast majority of customers bringing their own device.

Adjusted EBITDA highlights include:

•

Adjusted EBITDA of $97 million for the second quarter of fiscal 2021 improved by $16 million, or 19.8%, over the second quarter of fiscal 2020. The increase is primarily due to continued service revenue growth, lower acquisition related costs, and a $4 million decrease in bad debt expense.

•

As compared to the first quarter of fiscal 2020, adjusted EBITDA for the current quarter increased $22 million, or 29.3%, mainly due to a $16 million increase in equipment revenues, a $3 million increase in service revenues, and a $2 million decrease in bad debt expense.

•

Adjusted EBITDA for the first six months of fiscal 2021 increased $20 million, or 13.2%, compared to the first six months of fiscal 2020, primarily due to an increase in service revenues partially offset by additional costs in connection with the expansion of the Shaw retail footprint in the current year.

Shaw Communications Inc.

Capital expenditures and equipment costs

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Wireline
New housing development	27	31	(12.9)	50	66	(24.2)
Success-based	34	67	(49.3)	78	129	(39.5)
Upgrades and enhancements	92	82	12.2	173	162	6.8
Replacement	8	7	14.3	15	15	—
Building and other	18	36	(50.0)	24	56	(57.1)

Total as per Note 3 to the unaudited interim consolidated financial statements	179	223	(19.7)	340	428	(20.6)

Wireless
Total as per Note 3 to the unaudited interim consolidated financial statements	71	53	34.0	144	108	33.3

Consolidated total as per Note 3 to the unaudited interim consolidated financial statements	250	276	(9.4)	484	536	(9.7)

In the second quarter of fiscal 2021, capital investment of $250 million decreased $26 million from the comparable period in fiscal 2020. Total Wireline capital spending of $179 million decreased $44 million compared to the prior year period primarily due to lower success-based capital, capitalized labour, and buildings and other costs partially offset by an increase in upgrades and enhancements. Wireless spending increased by approximately $18 million year-over-year primarily due to continued network and retail expansion, spectrum deployment, and higher IT related spending related to back office systems and digital initiatives.

Wireline highlights for the quarter include:

•	For the quarter, investment in combined upgrades, enhancements and replacement categories was $100 million which is an increase of $11 million, or 12.4%, over the prior year period.

•

Investments in new housing development were $27 million, a $4 million, or 12.9%, decrease over the prior year period, driven by lower residential and commercial customer network growth and acquisition in the current year.

•

Success-based capital for the quarter of $34 million was $33 million lower than the second quarter of fiscal 2020 primarily due to lower equipment purchases in the period and decreased labour costs related to the increase in customer self-installation.

•	Investments in buildings and other in the amount of $18 million was $18 million lower year-over year primarily due to higher corporate related costs in the comparable period.

Wireless highlights for the quarter include:

•

Capital investment of $71 million in the second quarter increased relative to the second quarter of fiscal 2020 by $18 million, primarily due to continued network and retail expansion, spectrum deployment and higher IT related spending related to back office systems and digital initiatives. In fiscal 2021, the Company continues to focus on investment in the Wireless network and infrastructure, specifically the continued deployment of 700 MHz spectrum, 600 MHz spectrum, LTE and small cells as well as enhancements to the back-office systems, new retail locations and other corporate initiatives.

Shaw Communications Inc.

Other income and expense items

Restructuring costs

Restructuring costs generally include severance, employee related costs and other costs directly associated with a restructuring program. During the first and second quarters of fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded costs of $12 million in the first quarter of fiscal 2021, and $1 million in the second quarter of fiscal 2021 primarily related to severance and employee related costs.

Amortization

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Amortization revenue (expense)
Deferred equipment revenue	3	5	(40.0)	6	9	(33.3)
Deferred equipment costs	(12)	(17)	(29.4)	(25)	(35)	(28.6)
Property, plant and equipment, intangibles and other	(294)	(288)	2.1	(589)	(577)	2.1

Amortization of property, plant and equipment, intangibles and other increased 2.1% for both the three and six months ended February 28, 2021 when compared to the same periods in fiscal 2020. The increase in amortization reflects the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the period.

Amortization of financing costs and interest expense

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Amortization of financing costs – long-term debt	—	1	(100.0)	1	2	(50.0)
Interest expense	67	68	(1.5)	133	139	(4.3)

Interest expense for the three and six months ended February 28, 2021 decreased 1.5% and 4.3%, respectively, over the comparable periods which primarily reflects the lower average outstanding debt balances in the period and the decrease in the weighted average interest rate.

Other gains/losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment, realized and unrealized gains and losses on private investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the second quarter of fiscal 2021, the Company recorded a $27 million fair value gain on private investments in the category.

Shaw Communications Inc.

Income taxes

Income taxes are higher in the quarter compared to the second quarter of fiscal 2020 due mainly to the increase in net income and the recognition of previously unrecognized tax losses in fiscal 2020.

Supplementary quarterly financial information

	2021(3)		2020(3)				2019
(millions of Canadian dollars except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	1,387	1,370	1,349	1,312	1,363	1,383	1,349	1,322
Adjusted EBITDA(1)	637	607	594	609	600	588	534	528
Restructuring costs	(1)	(12)	—	(14)	—	—	10	—
Amortization	(303)	(305)	(312)	(302)	(300)	(303)	(250)	(263)
Amortization of financing costs	—	(1)	(1)	—	(1)	(1)	(1)	(1)
Interest expense	(67)	(66)	(68)	(67)	(68)	(71)	(66)	(62)
Other income (expense)	26	(2)	(1)	7	(19)	(3)	2	(36)
Income taxes	(75)	(58)	(37)	(49)	(45)	(48)	(63)	61
Net income(2)	217	163	175	184	167	162	166	227
Net income attributable to equity shareholders	217	163	175	184	167	162	166	225
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	2
Earnings per share
Basic and diluted	0.43	0.31	0.34	0.35	0.32	0.31	0.32	0.43

Other Information
Cash flows from operating activities	473	300	632	588	361	339	435	432
Free cash flow(1)	248	225	152	221	191	183	42	174
Capital expenditures and equipment costs	250	234	307	268	276	260	382	280

(1)	See “Non-GAAP and additional financial measures.”
(2)	Net income attributable to both equity shareholders and non-controlling interests.
(3)

Fiscal 2021 and 2020 figures reflect the impact of the adoption and application of IFRS 16 while Fiscal 2019 figures do not and are not comparable. See “New Accounting Standards” as well as “Results of Operations” and “Segmented Operations Review” in the MD&A for the year ended August 31, 2020.

F21 Q2 vs F21 Q1

In the second quarter of fiscal 2021, net income increased $54 million compared to the first quarter of fiscal 2021 mainly due to a $30 million increase in adjusted EBITDA, an $11 million decrease in restructuring costs, and a $27 million fair value gain on private investments recorded in the second quarter, partially offset by a $9 million increase in deferred taxes and an $8 million increase in current taxes, all in the second quarter.

F21 Q1 vs F20 Q4

In the first quarter of fiscal 2021, net income decreased $12 million compared to the fourth quarter of fiscal 2020 mainly due to a $12 million increase in restructuring costs in the first quarter and a $27 million increase in deferred taxes, partially offset by a $13 million increase in adjusted EBITDA and a $6 million decrease in current taxes, all in the first quarter.

F20 Q4 vs F20 Q3

In the fourth quarter of fiscal 2020, net income decreased $9 million compared to the third quarter of fiscal 2020 mainly due to an $15 million decrease in adjusted EBITDA and a $23 million increase in current taxes in the fourth quarter as well an $8 million decrease in other gains (losses) as a result of an insurance claim recovery in the third quarter, partially offset by a $35 million decrease in deferred taxes and a $14 million decrease in restructuring costs in the fourth quarter.

Shaw Communications Inc.

F20 Q3 vs F20 Q2

In the third quarter of fiscal 2020, net income increased $17 million compared to the second quarter of fiscal 2020 mainly due to a $26 million increase in other gains (losses), which includes the impact of the $17 million payment related to the early redemption of $800 million in senior notes in the second quarter, a $6 million insurance claim recovery, a $9 million increase in adjusted EBITDA in the third quarter and a $4 million decrease in current taxes, partially offset by an $8 million increase in deferred taxes, also in the third quarter.

F20 Q2 vs F20 Q1

In the second quarter of fiscal 2020, net income increased $5 million compared to the first quarter of fiscal 2020 mainly due to a $13 million decrease in current taxes, a $12 million increase in adjusted EBITDA and a $3 million decrease in interest expense, all in the second quarter, partially offset by a $17 million payment related to the early redemption of $800 million in senior notes and a $10 million increase in deferred taxes, also in the second quarter.

F20 Q1 vs F19 Q4

In the first quarter of fiscal 2020, net income decreased $3 million compared to the fourth quarter of fiscal 2019 mainly due to a $23 million decrease in deferred taxes in the first quarter. This was partially offset by a $7 million increase in current taxes in the first quarter as well as the net impact of the adoption of IFRS 16 which resulted in a decrease to operating, general and administrative costs that was more than offset by increases to amortization of property, plant and equipment, intangibles and other and interest expense.

F19 Q4 vs F19 Q3

In the fourth quarter of fiscal 2019, net income decreased $63 million compared to the third quarter of fiscal 2019 mainly due to a $21 million increase in current taxes in the fourth quarter, a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

F19 Q3 vs F19 Q2

In the third quarter of fiscal 2019, net income increased $74 million compared to the second quarter of fiscal 2019 mainly due to a $41 million gain on the disposal of property, plant and equipment to a related party, a $15 million gain on the sale of a portfolio investment and the $102 million impact of a tax rate change on deferred taxes, partially offset by a $109 million loss on the disposal of the Company’s entire equity investment in Corus, all recorded in the third quarter.

Shaw Communications Inc.

Financial position

Total assets were $15.9 billion at February 28, 2021 compared to $16.2 billion at August 31, 2020. The following is a discussion of significant changes in the Consolidated Statements of Financial Position since August 31, 2020.

Current assets decreased $254 million primarily due to a decrease in cash of $375 million which was partially offset by increases in accounts receivables of $62 million, inventories of $10 million, other current assets of $32 million and income taxes recoverable of $21 million. Cash decreased primarily due to the payment of $300 million in dividends, $300 million for share repurchases, as described below, and cash outlays for investing activities, partially offset by funds flow from operations. Refer to “Liquidity and capital resources” for more information.

Accounts receivable increased $62 million mainly due to timing, as the Company continues to migrate customers from two-month advance billing to one-month advance billing, and the impact of an $18 million capital project reimbursement accrual recorded in the period.

The current portion of contract assets decreased slightly over the period mainly due to a decrease in deferred Wireline costs as a result of lower onboarding promotional activity for new subscribers over the past year. Under IFRS 15, up-front promotional offers, such as onboarding or switch credits, offered to new two-year value-plan customers is recorded as a contract asset and amortized over the life of the contract against future service revenues.

Property, plant and equipment decreased $51 million as the amortization of capital and right-of-use assets exceeded the capital investments and additions to right-of-use assets in the period.

Current liabilities decreased $134 million during the period primarily due to a $64 million decrease in accounts payable and a decrease in income taxes payable of $57 million.

Accounts payable and accrued liabilities decreased due to the timing of payments and fluctuations in various payables including capital expenditures and tax remittances. The decrease in current provisions was mainly due to the payment of outstanding restructuring costs in the period, partially offset by an increase in regulatory provisions.

Lease liabilities increased $20 million mainly due to $78 million in new lease liabilities, partially offset by principal repayments of $58 million in the period.

Shareholders’ equity decreased $196 million mainly due to a decrease in retained earnings. Retained earnings decreased as the current period income of $380 million was more than fully offset by dividends of $300 million and the impact of shares repurchased under the normal course issuer bid (NCIB) program of $184 million. Share capital decreased $115 million due to the impact of 13,224,772 Class B Shares repurchased under the terms of the Company’s NCIB program which was partially offset by the issuance of 28,300 Class B Shares under the Company’s stock option plan. Accumulated other comprehensive loss decreased $23 million due to the remeasurement recorded on employee benefit plans in the period.

As at March 31, 2021, there were 476,278,172 Class B Shares, 10,012,393 Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A, 1,987,607 Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B and 22,372,064 Class A Shares issued and outstanding. As at March 31, 2021, 7,801,230 Class B Shares were issuable on exercise of outstanding options. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Trading Symbols: TSX – SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

Shaw Communications Inc.

Liquidity and capital resources

In the six-month period ended February 28, 2021, the Company generated $473 million of free cash flow. Shaw used its free cash flow along with cash of $375 million and proceeds from the issuance of Class B Shares of $1 million to fund the net working capital change of $243 million, pay common share dividends of $300 million, repurchase $300 million in Class B Shares under the Company’s NCIB program and pay $24 million in restructuring costs.

Debt structure and financial policy

The Company has an accounts receivable securitization program with a Canadian financial institution which allows it to sell certain trade receivables into the program. As at February 28, 2021, the proceeds of the sales were committed up to a maximum of $200 million (with $200 million drawn under the program as at February 28, 2021). The Company continues to service and retain substantially all of the risks and rewards relating to the trade receivables sold, and therefore, the trade receivables remain recognized on the Company’s Consolidated Statements of Financial Position and the funding received is recorded as a current liability (revolving floating rate loans) secured by the trade receivables. The buyer’s interest in the accounts receivable ranks ahead of the Company’s interest and the program restricts it from using the trade receivables as collateral for any other purpose. The buyer of the trade receivable has no claim on any of the Company’s other assets.

As at February 28, 2021, the net debt leverage ratio for the Company was 2.4x. Considering the prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.5x to 3.0x would be appropriate for the Company in the current environment. In addition, the terms of the Arrangement Agreement require Shaw to obtain Rogers’ consent prior to incurring certain types of indebtedness.

The Company calculates net debt leverage ratio as follows(1):

(millions of Canadian dollars)	February 28, 2021	August 31, 2020
Short-term borrowings	200	200
Current portion of long-term debt	1	1
Current portion of lease liabilities	108	113
Long-term debt	4,548	4,547
Lease liabilities	1,182	1,157
50% of outstanding preferred shares	147	147
Cash and cash equivalents	(388)	(763)

(A) Net debt(2)	5,798	5,402
(B) Adjusted EBITDA(2)	2,447	2,391

(A/B) Net debt leverage ratio(3)	2.4x	2.3x

(1)

The following contains a description of the Company’s use of non-GAAP financial measures in the calculation of net debt leverage ratio, which is a non-GAAP ratio, and provides a reconciliation to the nearest GAAP measure or provides a reference to such reconciliation.

(2)	See “Non-GAAP and additional financial measures.”
(3)

Net debt leverage ratio is a non-GAAP ratio and should not be considered as a substitute or alternative for a GAAP measure and may not be a reliable way to compare us to other companies. See “Non-GAAP and additional financial measures” for further information about this ratio.

On November 2, 2020, the Company announced that it had received approval from the TSX to establish an NCIB program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404

Shaw Communications Inc.

Class B Shares representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020.

During the three and six months ended February 28, 2021, the Company purchased 9,955,328 and 13,224,772 Class B Shares for cancellation for a total cost of approximately $225 million and $300 million, respectively, under the NCIB program.

From March 1, 2021 to March 12, 2021, the Company purchased an additional 1,559,202 Class B Shares for cancellation for a total cost of approximately $36 million under the NCIB program. In connection with the announcement of the Transaction on March 15, 2021, the Company suspended share buybacks under its NCIB program.

Shaw’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios.

	Covenant as at February 28, 2021	Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	1.83:1	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	10.99:1	> 2.00:1

(1)

Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization, restructuring, and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, less payments made with regards to lease liabilities for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.

(2)	Fixed Charges are defined as the aggregate interest expense, excluding the interest related to lease liabilities, for the most recently completed fiscal quarter multiplied by four.

As at February 28, 2021, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings which currently mature in December of 2024.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations, obligations and working capital requirements, including maturing debt, during the upcoming fiscal year. The terms of the Arrangement Agreement require that the Company maintain sufficient liquidity to pay an $800 million termination fee payable by Shaw in certain circumstances.

Under the terms of the Arrangement Agreement, Rogers has the right to cause the Company to redeem its outstanding preferred shares on June 30, 2021 in accordance with their terms by providing written notice to Shaw. As of the date of this MD&A, Rogers has not exercised this right.

As at February 28, 2021, the Company had $388 million of cash on hand and its $1.5 billion bank credit facility was fully undrawn.

Cash Flow

Operating Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Change %	February 28, 2021	February 29, 2020	Change %
Funds flow from operations	539	496	8.7	1,027	946	8.6
Net change in non-cash balances related to operations	(66)	(135)	51.1	(254)	(246)	(3.3)

	473	361	31.0	773	700	10.4

Shaw Communications Inc.

For the three months ended February 28, 2021, funds flow from operating activities increased over the comparable period in fiscal 2020 primarily due to a smaller decrease in the net change in non-cash balances related to operations and an increase in the funds flow from operations. The net change in non-cash balances related to operations fluctuated over the comparative period due to changes in accounts receivable, inventory and other current asset balances, and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Investing Activities

	Three months ended			Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	Decrease	February 28, 2021	February 29, 2020	Decrease
Cash used in investing activities	(254)	(294)	(40)	(486)	(604)	(118)

For the three months ended February 28, 2021, the cash used in investing activities decreased over the comparable period in fiscal 2020 primarily due to a decrease in additions to property, plant and equipment of $30 million and a decrease to additions to investment and other assets of $4 million, partially offset by an increase in proceeds on disposal of property, plant and equipment of $2 million received in the current period.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Increase in short-term borrowings [note 7]	—	135	—	215
Issuance of long-term debt	—	800	—	800
Repayment of long-term debt	—	(818)	—	(2,068)
Debt arrangement costs	—	(9)	—	(10)
Payment of lease liabilities [note 6]	(27)	(27)	(58)	(57)
Issue of Class B Shares [note 10]	1	2	1	5
Purchase of Class B Shares	(225)	(80)	(300)	(105)
Dividends paid on Class A Shares and Class B Shares	(149)	(153)	(301)	(269)
Dividends paid on Preferred Shares	(2)	(2)	(4)	(4)
Payment of distributions to non-controlling interests	—	—	—	(2)

	(402)	(152)	(662)	(1,495)

Contractual Obligations

There has been no material change in the Company’s contractual obligations, including commitments for capital expenditures, between August 31, 2020 and February 28, 2021.

Accounting standards

The MD&A included in the Company’s August 31, 2020 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the 2020 Annual Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. See “Critical Accounting Policies and Estimates” in the Company’s MD&A for the year ended August 31, 2020. The condensed interim Consolidated Financial Statements follow the same accounting policies and methods of application as the 2020 Annual Consolidated Financial Statements.

Shaw Communications Inc.

Related party transactions

The Company’s transactions with related parties are discussed in its MD&A for the year ended August 31, 2020 under “Related Party Transactions” and under Note 29 of the Consolidated Financial Statements of the Company for the year ended August 31, 2020.

There has been no material change in the Company’s transactions with related parties between August 31, 2020 and February 28, 2021.

Financial instruments

There has been no material change in the Company’s risk management practices with respect to financial instruments between August 31, 2020 and February 28, 2021. See “Known Events, Trends, Risks and Uncertainties – Interest Rates, Foreign Exchange Rates and Capital Markets” in the Company’s MD&A for the year ended August 31, 2020 and the section entitled “Financial Instruments” under Note 30 of the Consolidated Financial Statements of the Company for the year ended August 31, 2020.

Internal controls and procedures

Details relating to disclosure controls and procedures, and internal control over financial reporting (ICFR), are discussed in the Company’s MD&A for the year ended August 31, 2020 under “Certification.” As at February 28, 2021, there have been no changes in the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR in fiscal 2021.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s MD&A for the year ended August 31, 2020 under “Known Events, Trends, Risks and Uncertainties.” The following is a list of the significant risks and uncertainties since that date.

Risks Related to the Transaction

The completion of the Transaction is subject to the satisfaction or waiver of several conditions precedent

The completion of the Transaction is subject to a number of conditions precedent, some of which are outside of the control of the Company and Rogers, including receipt of the Key Regulatory Approvals, receipt of the required shareholder approval, the granting of the interim and final orders by the court, stock exchange approvals, there not having occurred a Material Adverse Effect or Purchaser Material Adverse Effect (as such terms are defined in the Arrangement Agreement), and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can the Company or Rogers provide any assurance, that all conditions precedent to the Transaction will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. In addition, shareholders are advised that the condition relating to the occurrence of a Purchaser Material Adverse Effect is enforceable by, and is for the benefit of, the Shaw Family Living Trust. Accordingly, the Shaw Family Living Trust, which may have interests in the Transaction different from, or in addition to, those of other shareholders, has the right to prevent or delay the completion of the Transaction should it determine that a Purchaser Material Adverse Effect has occurred.

If, for any reason, the Transaction is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the Shares may be materially adversely affected. In such circumstances, the Company’s business, financial condition or results of operations could also be

Shaw Communications Inc.

subject to various material adverse consequences. In addition, if the Transaction is not completed, in certain circumstances, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay

To complete the Transaction, each of the Company and Rogers must make certain filings with and obtain certain consents and approvals from various governmental and regulatory authorities. In particular, the Company and Rogers have not yet obtained the Key Regulatory Approvals, all of which are required to complete the Transaction. In addition, governmental or regulatory agencies could deny permission for, or seek to block or challenge the Transaction or the transfer or deemed transfer of specific assets, including spectrum licenses, or impose material conditions relating to the Arrangement or any such transfer. If any one of the Key Regulatory Approvals is not obtained or any applicable law is in effect which makes the consummation of the Transaction illegal, the Transaction will not be completed.

In addition, a substantial delay in obtaining the Key Regulatory Approvals could result in the Transaction not being completed. In particular, if the Transaction is not completed by March 15, 2022 (subject to an extension of up to 90 days if required to obtain the Key Regulatory Approvals), either Shaw or Rogers may terminate the Arrangement Agreement, in which case the Transaction will not be completed.

Under certain circumstances, if the Key Regulatory Approvals are not obtained or any law (that relates to one or more of the Key Regulatory Approvals or the Competition Act (Canada)) is in effect which would make the consummation of the Transaction illegal and the failure to obtain the Key Regulatory Approvals is not caused by, and is not a result of, the failure by the Company to perform in all material respects any of its covenants or agreements under the Arrangement Agreement, then Rogers is obligated to pay the $1.2 billion reverse termination amount and holders of the Class A Shares and Class B Shares will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).

Federal election could impact the regulatory reviews of the Transaction

The potential for a federal election to be called before the expected closing of the Transaction may have an unpredictable impact on the timing and outcome of the regulatory reviews of the Transaction.

The Transaction is subject to receipt of the Required Shareholder Approval

The Transaction requires that the shareholder resolution for the Transaction be approved by (a) not less than two-thirds of the votes cast by holders of Class A Shares, voting separately as a class, present in person (including virtually) or by proxy at the Special Meeting, (b) not less than two-thirds of the votes cast by holders of Class B Shares, voting separately as a class, present in person (including virtually) or by proxy at the Special Meeting, (c) a majority of the votes cast by holders of Class A Shares, voting separately as a class, present in person (including virtually) or by proxy at the Special Meeting, excluding for this purpose votes attached to the Class A Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101; and (d) a majority of the votes cast by holders of Class B Shares, voting separately as a class, present in person (including virtually) or by proxy at the Special Meeting, excluding for this purpose votes attached to the Class B Shares held by persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

There can be no certainty, nor can the Company provide any assurance, that the required shareholder approval will be obtained. If such approval is not obtained and the Transaction is not completed, the market price of Shaw’s securities may decline to the extent that the current market price reflects a market assumption that the Transaction will be completed. If the Transaction is not completed, the Controlling Shareholder Voting Support Agreement (as defined in the Arrangement Agreement) may also limit the Company’s ability to seek another merger or business combination prior to June 13, 2022. Subject to the terms of the Controlling

Shaw Communications Inc.

Shareholder Voting Support Agreement, if the Company’s Board decides to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or greater price for all of Shaw’s issued and outstanding Class A Shares and Class B Shares than the price to be paid by Rogers pursuant to the Transaction.

The Arrangement Agreement may be terminated in certain circumstances

The Transaction may be terminated by the Company or Rogers in certain circumstances, in which case the Transaction will not be completed. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by the Company or Rogers prior to the completion of the Transaction. The failure to complete the Transaction could materially negatively impact the market price of Shaw’s securities. Moreover, if the Arrangement Agreement is terminated and the Company’s Board determines to pursue another merger or business combination, there is no assurance that the Company’s Board will be able to find a party willing to pay an equivalent or greater price for all of Shaw’s issued and outstanding Class A Shares and Class B Shares than the price to be paid by Rogers pursuant to the Transaction.

The failure to complete the Transaction could negatively impact the Company and have a material adverse effect on the current and future operations, financial condition and prospects of the Company

If the Transaction is not completed for any reason, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships (including with future and prospective employees, customers, suppliers and partners) and could have a material adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. In addition, failure to complete the Transaction for any reason could materially negatively impact the market price of Shaw’s securities.

The entering into of the Arrangement Agreement may also preclude the Company from participating in any auction by ISED for wireless spectrum licenses.

On April 6, 2021, ISED published its list of applicants to participate in the 3500 MHz spectrum auction, which is currently scheduled to begin in June 2021. The list confirms that Shaw has elected not to participate in the auction.

If the Transaction is not completed, the inability of the Company to participate in any wireless spectrum auction and to acquire licenses thereunder could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.

The Company will incur significant costs and, in certain circumstances, may be required to pay a Termination Fee

Certain costs relating to the Transaction, such as legal, accounting, tax and financial advisory fees, must be paid by the Company even if the Transaction is not completed. In addition, if the Transaction is not completed for certain reasons, the Company may be required to pay a termination fee of $800 million to Rogers, the result of which could have a material adverse effect on the Company’s business, financial position and results of operations and its ability to fund growth prospects and current operations.

Shaw Communications Inc.

The Controlling Shareholder Voting Support Agreement and the Termination Fee may discourage third parties from attempting to acquire the Company

The Controlling Shareholder Voting Support Agreement (as defined in the Arrangement Agreement) may significantly reduce the likelihood that any third party will express any interest in acquiring the Company. In particular, pursuant to the terms of the Controlling Shareholder Voting Support Agreement, the Shaw Family Living Trust has agreed to, among other things, vote in favour of the Transaction and against any matter that could reasonably be expected to impede, interfere with, delay, discourage, prevent, adversely affect, inhibit or frustrate the timely consummation of the Transaction. The voting obligations of the Shaw Family Living Trust under the Controlling Shareholder Voting Support Agreement are “irrevocable” in that they do not terminate upon the termination of the Arrangement Agreement (subject to certain exceptions) and the Arrangement Agreement does not permit the Company or the Company’s Board to terminate the Arrangement Agreement in order to enter into an agreement providing for, or to complete, an Acquisition Proposal, even if such Acquisition Proposal constitutes a Superior Proposal (as such terms are defined in the Arrangement Agreement). The Shaw Family Living Trust has also agreed to not solicit, assist, initiate, encourage or otherwise knowingly facilitate any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal or enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal. The effect of these provisions is that a competing offer for the Company may be less likely than in other transactions of a similar nature.

In addition, if the Transaction is not completed for certain reasons, the Company may be required to pay a termination fee of $800 million to Rogers, which may discourage other parties from making an Acquisition Proposal, even if such Acquisition Proposal could provide better value to Shaw’s Class A and Class B shareholders than the Transaction. Even if the Arrangement Agreement is terminated without payment of a termination fee by the Company to Rogers, the Company may, in the future, be required to pay a termination fee in certain circumstances. Accordingly, if the Transaction is not consummated and the Arrangement Agreement is terminated, the Company may not be able to consummate another Acquisition Proposal that would otherwise provide greater value than what is provided for under the Arrangement Agreement without paying the termination fee to Rogers.

The Arrangement Agreement contains provisions that restrict the ability of the Company and the Company’s Board to pursue alternatives to the Transaction

The Arrangement Agreement contains non-solicitation provisions that restrict the ability of the Company and the Company’s Board to solicit, initiate, knowingly encourage or otherwise knowingly facilitate any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal. In addition, the Arrangement Agreement does not permit the Company or the Company’s Board to terminate the Arrangement Agreement in order to enter into an agreement providing for, or to complete, another Acquisition Proposal (even if such Acquisition Proposal constitutes a Superior Proposal) and could provide better value to Shaw’s Class A and Class B shareholders than the Transaction.

The Transaction may divert the attention of management of the Company, impact the Company’s ability to attract or retain key personnel or impact the Company’s third party business relationships

The Transaction could cause the attention of the Company’s management to be diverted from the day-to-day operations of the Company. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company. Because the completion of the Transaction is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company, which may adversely affect the Company’s ability to attract or retain key management and personnel in the period until the completion or termination of the Transaction.

Shaw Communications Inc.

In addition, third parties with which the Company currently has business relationships or may have business relationships in the future, including industry partners, regulators, customers and suppliers, may experience uncertainty associated with the Transaction, including with respect to current or future relationships with the Company or Rogers. Such uncertainty could have a material and adverse effect on the current and future business, operations, results of operations, financial condition and prospects of the Company.

The Company’s directors, officers and employees may have interests in the Transactions that are different from those of Shaw’s shareholders

Certain directors, officers and employees of the Company may have interests in the Transaction that are different from, or in addition to, the interests of Company’s Class A and Class B shareholders generally.

The Arrangement Agreement contains certain restrictions on the ability of the Company to conduct its business

Under the Arrangement Agreement, the Company must generally use its reasonable best efforts to conduct its business in the ordinary course and, prior to the completion of the Transaction or the termination of the Arrangement Agreement, the Company is subject to certain covenants which restrict it from taking certain actions without the prior consent of Rogers and which require it to take certain other actions. In either case, such covenants may delay or prevent the Company from pursuing business opportunities that may arise or preclude actions that would otherwise be advisable if the Company were to remain a standalone entity.

The financing of the Transaction

Although the Arrangement Agreement does not contain a financing condition and Rogers has received the debt commitment letter to provide for the debt financing in order to finance the Transaction, the obligation of the lenders under the debt commitment letter to provide the debt financing is subject to certain limited conditions. In the event that the Transaction cannot be completed due to the failure of Rogers to obtain financing required to close the Transaction either because the limited conditions to the financing are not satisfied or other events arise which prevent Rogers from consummating the Debt Financing, the Company expects that Rogers may be unable to fund the Consideration required to complete the Arrangement, in which case Rogers will be required to pay a reverse termination fee of $1.2 billion to the Company and the holders of the Class A Shares and Class  B Shares will not receive the consideration under the Arrangement Agreement (as the Transaction will not be completed).

Government regulations and regulatory developments

See our MD&A in the Annual Report for the year ended August 31, 2020 for a discussion of the significant regulations that affected our operations as of October 30, 2020. The following is a list of the significant regulatory developments since that date.

For a discussion of the regulatory approval processes related to the Transaction, see “Introduction – Shaw and Rogers Transaction” and “Risks and uncertainties – Risks Related to the Transaction – The Key Regulatory Approvals necessary to complete the Transaction may not be obtained or may only be obtained after substantial delay and Federal election could impact the regulatory reviews of the Transaction” of this MD&A.

Shaw Communications Inc.

Broadcasting Act

Potential for new or increased fees

On November 3, 2020, the Minister of Heritage introduced a bill to amend the Broadcasting Act (Bill C-10). Bill C-10 does not introduce material new obligations applicable to or fees payable by the Company’s cable, Direct-to-Home (DTH), Satellite Relay Distribution or digital media services. However, the Bill remains subject to amendment, pursuant to the parliamentary process, prior to its passage. In addition, the Canadian Radio-television and Telecommunications Commission (“CRTC” or “Commission”) will, subsequent to any royal assent to Bill C-10, engage in one or more proceedings to align Canadian broadcasting regulation with the amended Broadcasting Act. Furthermore, the Minister of Heritage has indicated that the Commission’s subsequent regulatory processes will be subject to a Direction by the Governor-in-Council that sets out the Government’s expectations with respect to how the newly-incorporated amendments to the Broadcasting Act should be reflected in regulation, which Direction may also specify the requirement that new regulations be brought into force within a relatively short timeframe. On February 16, 2021, Bill C-10 passed Second Reading and was referred to the Standing Committee on Canadian Heritage for study. The implementation of new regulatory measures in connection with Bill C-10 could impact the Company’s cable and DTH services if regulatory fees and obligations are not applied symmetrically as between licensed and unlicensed entities.

Telecommunications Act

Telecom Order CRTC 2019-288

On August 15, 2019, the CRTC issued Telecom Order 2019-288 (the “Order”), which set Shaw’s final wholesale high-speed access (HSA) service rates. The final rates are significantly lower than the interim rates set in October 2016, and retroactive to January 31, 2017. For a detailed summary regarding all proceedings and decisions issued between August 15, 2019 and October 30, 2020 related to the Company’s multiple routes of appeal of the Order, see “Government Relations and Regulatory Developments – Third Party Internet Access” of the Company’s Annual Report for the year ended August 31, 2020.

On November 12, 2020, the Company, together with Cogeco, Eastlink, Rogers and Videotron (collectively, the “Cable Carriers”), filed an application with the Supreme Court of Canada (SCC), seeking leave to appeal the Federal Court of Appeal’s decision dated September 10, 2020 denying the Company’s appeal of the Order. On February 25, 2021, the application for leave to appeal was dismissed.

If the CRTC does not review and vary the rates set by the Order, this could significantly reduce the amount that the Company can charge for aggregated HSA services and negatively impact the Company’s broadband Wireline revenues and investments, as well as its ability to compete with Resellers and other facilities-based HSA providers.

Compliance and Enforcement and Telecom Notice of Consultation CRTC 2021-9

On January 13, 2021, the Commission initiated a proceeding to develop a network-level blocking framework to limit botnet traffic targeting Canadians. Shaw has recommended a limited role for the Commission. If, however, the Commission implements more onerous obligations, this could result introduce additional costs to the Company and a risk of penalties in connection with any non-compliance.

36-Month Device Financing

On March 4, 2021, the Commission released its decision regarding 36-month device financing plans (also referred to as equipment installment plans), in which it confirmed that plans longer than 24-months violate the Wireless Code. The Commission also ordered all wireless service providers to update their contracts,

Shaw Communications Inc.

sales, training material, and any other documentation, to ensure that the offering of device financing plans complies with the Wireless Code’s limitation on rules applicable to contract length and early cancellation fees. The Company has never offered device financing plans longer than 24-months.

Copyright Act

Interpretation of s.2.4(1.1)

In June 2020, the Federal Court of Appeal overturned the Copyright Board’s interpretation of the scope and meaning of the “making available” provision (section 2.4(1.1) of the Copyright Act). The Copyright Board determined that section 2.4(1.1) expands the scope of the performance right and the Society of Composers, Authors and Music Publishers of Canada’s (SOCAN) entitlement to royalties. On November 12, 2020, SOCAN filed an application for leave to appeal to the SCC. If leave is granted and the SCC restores the Copyright Board’s interpretation, it could lead to new claims by rights holders in connection with Company technologies that facilitate downloading.

Personal Information Protection and Electronic Documents Act (PIPEDA)

On November 17, 2020, the Minister of Innovation, Science and Industry introduced Bill C-11 – the Digital Charter Implementation Act (“DCIA”), which, when passed and brought into force, will repeal and replace PIPEDA. Bill C-11 is comprised of two parts: (1) the Consumer Privacy Protection Act (the “CCPA”), which establishes protections and parameters for the collection, use and disclosure of personal information (PI), including enhanced rights for individuals with respect to their privacy and data; enhanced accountabilities for organizations with respect to consent gathering and data usage; and significant penalties (up to 5% of an organization’s gross revenue the previous year) for breaches of rights and responsibilities; and (2) the Personal Information and Data Protection Tribunal Act (the “PIDPTA”), which creates a new administrative tribunal to oversee enforcement of the CCPA. As of April 14, 2021, Bill C-11 remains in Second Reading before the House of Commons.

Changes to privacy laws and regulations resulting from the passage of Bill C-11 will require Shaw to incur costs to adjust its policies and practices related to privacy, as well as data collection and management. Such changes could: result in significant new costs payable by the Company to ensure compliance; limit the Company’s ability to utilize data in support of its business, as well as preserve and expand its customer base; and expose the Company to the risk of significant penalties and claims (including pursuant to a proposed right of private action) in connection with any non-compliance. The Government will be consulting on Bill C-11, and the timing of its coming into force will be set at the time the legislation is passed.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

(millions of Canadian dollars)	February 28, 2021	August 31, 2020
ASSETS
Current
Cash and cash equivalents	388	763
Accounts receivable	330	268
Income taxes recoverable	21	—
Inventories	70	60
Other current assets [note 4]	309	277
Current portion of contract assets [note 12]	128	132

	1,246	1,500
Investments and other assets [note 5 & 16]	70	42
Property, plant and equipment	6,091	6,142
Other long-term assets	159	163
Contract assets [note 12]	35	40
Deferred income tax assets	2	1
Intangibles [note 17]	8,005	7,997
Goodwill [note 17]	280	280

	15,888	16,165

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Short-term borrowings [note 7]	200	200
Accounts payable and accrued liabilities	935	999
Provisions [note 8]	97	101
Income taxes payable	—	57
Current portion of contract liabilities [note 12]	206	211
Current portion of long-term debt [notes 9 and 16]	1	1
Current portion of lease liabilities [note 6]	108	113
Current portion of derivatives	7	6

	1,554	1,688
Long-term debt [notes 9 and 16]	4,548	4,547
Lease liabilities [note 6]	1,182	1,157
Other long-term liabilities	44	72
Provisions [note 8]	80	80
Deferred credits	398	406
Contract liabilities [note 12]	15	14
Deferred income tax liabilities	2,030	1,968

	9,851	9,932
Shareholders’ equity [notes 10 and 14]
Common and preferred shareholders	6,037	6,233

	15,888	16,165

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Revenue [notes 3 and 12]	1,387	1,363	2,757	2,746
Operating, general and administrative expenses [note 13]	(750)	(763)	(1,513)	(1,558)
Restructuring costs [notes 8 and 13]	(1)	—	(13)	—
Amortization:
Deferred equipment revenue	3	5	6	9
Deferred equipment costs	(12)	(17)	(25)	(35)
Property, plant and equipment, intangibles and other	(294)	(288)	(589)	(577)

Operating income	333	300	623	585
Amortization of financing costs – long-term debt	—	(1)	(1)	(2)
Interest expense	(67)	(68)	(133)	(139)
Other gains (losses)	26	(19)	24	(22)

Income before income taxes	292	212	513	422
Current income tax expense [note 3]	44	23	80	59
Deferred income tax expense	31	22	53	34

Net income	217	167	380	329

Net income attributable to:
Equity shareholders	217	167	380	329

Earnings per share: [note 11]
Basic and diluted	0.43	0.32	0.74	0.63

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Net income	217	167	380	329

Other comprehensive income [note 14]

Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(2)	—
Adjustment for hedged items recognized in the period	1	—	2	—

	—	—	—	—

Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans	28	(10)	23	(5)

	28	(10)	23	(5)

Comprehensive income	245	157	403	324

Comprehensive income attributable to:
Equity shareholders	245	157	403	324

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Six months ended February 28, 2021
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2020	4,602	27	1,703	(99)	6,233	—	6,233
Net income	—	—	380	—	380	—	380
Other comprehensive income	—	—	—	23	23	—	23

Comprehensive income	—	—	380	23	403	—	403
Dividends	—	—	(300)	—	(300)	—	(300)
Shares issued under stock option plan	1	—	—	—	1	—	1
Shares repurchased [note 10]	(116)	—	(184)	—	(300)	—	(300)

Balance as at February 28, 2021	4,487	27	1,599	(76)	6,037	—	6,037

Six months ended February 29, 2020
	Attributable to equity shareholders
(millions of Canadian dollars)	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non controlling interest	Total equity
Balance as at September 1, 2019	4,605	26	1,723	(94)	6,260	3	6,263
Net income	—	—	329	—	329	—	329
Other comprehensive income	—	—	—	(5)	(5)	—	(5)

Comprehensive income	—	—	329	(5)	324	—	324
Dividends	—	—	(272)	—	(272)	—	(272)
Dividend reinvestment plan	37	—	(37)	—	—	—	—
Distributions declared to non-controlling interest	—	—	—	—	—	(3)	(3)
Shares issued under stock option plan	6	(1)	—	—	5	—	5
Shares repurchased	(35)	—	(70)	—	(105)	—	(105)
Share-based compensation	—	1	—	—	1	—	1

Balance as at February 29, 2020	4,613	26	1,673	(99)	6,213	—	6,213

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars)	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
OPERATING ACTIVITIES
Funds flow from operations [note 15]	539	496	1,027	946
Net change in non-cash balances	(66)	(135)	(254)	(246)

	473	361	773	700

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 3]	(218)	(248)	(414)	(518)
Additions to equipment costs (net) [note 3]	(5)	(7)	(12)	(18)
Additions to other intangibles [note 3]	(34)	(36)	(76)	(64)
Net additions to investments and other assets	—	(4)	(1)	(5)
Proceeds on disposal of property, plant and equipment	3	1	17	1

	(254)	(294)	(486)	(604)

FINANCING ACTIVITIES
Increase in short-term borrowings [note 7]	—	135	—	215
Issuance of long-term debt	—	800	—	800
Repayment of long-term debt	—	(818)	—	(2,068)
Debt arrangement costs	—	(9)	—	(10)
Payment of lease liabilities [note 6]	(27)	(27)	(58)	(57)
Issue of Class B Shares [note 10]	1	2	1	5
Purchase of Class B Shares [note 10]	(225)	(80)	(300)	(105)
Dividends paid on Class A Shares and Class B Shares	(149)	(153)	(301)	(269)
Dividends paid on Preferred Shares	(2)	(2)	(4)	(4)
Payment of distributions to non-controlling interests	—	—	—	(2)

	(402)	(152)	(662)	(1,495)

Decrease in cash	(183)	(85)	(375)	(1,399)
Cash, beginning of the period	571	132	763	1,446

Cash, end of the period	388	47	388	47

See accompanying notes.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian connectivity company whose core operating business is providing: Cable telecommunications, Satellite video services and data networking to residential customers, businesses and public-sector entities (“Wireline”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (TSX), TSX Venture Exchange (TSXV) and New York Stock Exchange (NYSE) (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE - SJR, and TSXV - SJR.A).

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) and in compliance with International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements of the Company for the three and six months ended February 28, 2021 were authorized for issue by the Board of Directors on April 14, 2021.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2020 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2020.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

3.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the Executive Chair & Chief Executive Officer, the President, and the Executive Vice President, Chief Financial & Corporate Development Officer and they review the operating performance of the Company by segments, which are comprised of Wireline and Wireless. The chief operating decision makers utilize adjusted earnings before interest, income taxes, depreciation and amortization (“adjusted EBITDA”) for each segment as a key measure in making operating decisions and assessing performance.

The Wireline segment provides Cable telecommunications services including Video, Internet, WiFi, Phone, Satellite Video and data networking through a national fibre-optic backbone network to Canadian consumers, North American businesses and public-sector entities. The Wireless segment provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta through Freedom Mobile and in British Columbia and Alberta through Shaw Mobile.

Both of the Company’s reportable segments are substantially located in Canada. Information on operations by segment is as follows:

Operating information

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Revenue
Wireline	1,054	1,063	2,110	2,130
Wireless	336	302	653	620

	1,390	1,365	2,763	2,750
Intersegment eliminations	(3)	(2)	(6)	(4)

	1,387	1,363	2,757	2,746

Adjusted EBITDA(1)
Wireline	540	519	1,072	1,036
Wireless	97	81	172	152

	637	600	1,244	1,188
Restructuring costs	(1)	—	(13)	—
Amortization	(303)	(300)	(608)	(603)

Operating income	333	300	623	585

Current taxes
Operating	43	22	78	54
Other/non-operating	1	1	2	5

	44	23	80	59

(1)

Adjusted EBITDA does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers; the Company defines adjusted EBITDA as revenues less operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Capital expenditures accrual basis
Wireline	174	216	328	410
Wireless	71	53	144	108

	245	269	472	518

Equipment costs (net of revenue)
Wireline	5	7	12	18

Capital expenditures and equipment costs (net)
Wireline	179	223	340	428
Wireless	71	53	144	108

	250	276	484	536

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	218	248	414	518
Additions to equipment costs (net)	5	7	12	18
Additions to other intangibles	34	36	76	64

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	257	291	502	600
Decrease in working capital and other liabilities related to capital expenditures	(4)	(14)	(1)	(63)
Less: Proceeds on disposal of property, plant and equipment	(3)	(1)	(17)	(1)

Total capital expenditures and equipment costs (net) reported by segments	250	276	484	536

4.	OTHER CURRENT ASSETS

	February 28, 2021	August 31, 2020
Prepaid expenses	93	89
Deferred commission costs(1)	63	61
Wireless handset receivables(2)	153	127

	309	277

(1)	Costs incurred to obtain or fulfill a contract with a customer are capitalized and subsequently amortized as an expense over the average life of a customer.
(2)

As described in the revenue and expenses accounting policy detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2020, these amounts relate to the current portion of wireless handset receivables.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

5.	INVESTMENTS AND OTHER ASSETS

	February 28, 2021	August 31, 2020
Investments in private entities	70	42

The Company has a portfolio of investments in various private entities. In the second quarter of fiscal 2021, the Company recorded a net fair value adjustment of $27 relating to these investments. This gain is included in other gains (losses) on the Consolidated Statements of Income.

6.	LEASE LIABILITIES

Below is a summary of the activity related to the Company’s lease liabilities.

August 31, 2020	1,270
Net additions	78
Interest on lease liabilities	22
Interest payments on lease liabilities	(22)
Principal payments of lease liabilities	(58)
Other	—

Balance as at February 28, 2021	1,290

Current	113
Long-term	1,157

Balance as at August 31, 2020	1,270

Current	108
Long-term	1,182

Balance as at February 28, 2021	1,290

7.	SHORT-TERM BORROWINGS

A summary of our accounts receivable securitization program is as follows:

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Accounts receivable securitization program, beginning of period	200	120	200	40
Proceeds received from accounts receivable securitization	—	80	—	160
Repayment of accounts receivable securitization	—	—	—	—

Accounts receivable securitization program, end of period	200	200	200	200

	February 28, 2021	August 31, 2020
Trade accounts receivable sold to buyer as security	485	446
Short-term borrowings from buyer	(200)	(200)

Over-collateralization	285	246

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

8.	PROVISIONS

	Asset retirement obligations $	Restructuring (1) (2) $	Other $	Total $
Balance as at August 31, 2020	79	13	89	181
Additions	—	13	9	22
Accretion	1	—	—	1
Reversal	—	—	(3)	(3)
Payments	—	(24)	—	(24)

Balance as at February 28, 2021	80	2	95	177

Current	—	13	88	101
Long-term	79	—	1	80

Balance as at August 31, 2020	79	13	89	181

Current	—	2	95	97
Long-term	80	—	—	80

Balance as at February 28, 2021	80	2	95	177

(1)

During fiscal 2018 the Company offered a voluntary departure program to a group of eligible employees as part of a total business transformation initiative and in fiscal 2020 restructured certain operations within the Wireline segment and announced a realignment of the senior leadership team. A total of $12 has been paid in fiscal 2021 relating to these initiatives. The remaining costs are expected to be paid out within the next 11 months.

(2)

During fiscal 2021, the Company made a number of changes to its organizational structure in an effort to streamline the business, consolidate certain functions, and reduce redundancies between the Wireless and Wireline segments. In connection with the restructuring, the Company recorded $1 in the second quarter and $12 in the first quarter primarily related to severance and employee related costs, of which $12 has been paid as at February 28, 2021. The remaining costs are expected to be paid within the next 11 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	LONG-TERM DEBT

	February 28, 2021				August 31, 2020
	Effective interest rates %	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $	Long-term debt at amortized cost(1) $	Adjustment for finance costs (1) $	Long-term debt repayable at maturity $
Corporate
Cdn fixed rate senior notes-
3.80% due November 2, 2023	3.80	498	2	500	498	2	500
4.35% due January 31, 2024	4.35	499	1	500	499	1	500
3.80% due March 1, 2027	3.84	299	1	300	298	2	300
4.40% due November 2, 2028	4.40	496	4	500	496	4	500
3.30% due December 10, 2029	3.41	496	4	500	495	5	500
2.90% due December 9, 2030	2.92	496	4	500	496	4	500
6.75% due November 9, 2039	6.89	1,421	29	1,450	1,421	29	1,450
4.25% due December 9, 2049	4.33	296	4	300	296	4	300

		4,501	49	4,550	4,499	51	4,550
Other
Burrard Landing Lot 2 Holdings Partnership	Various	48	—	48	49	—	49

Total consolidated debt		4,549	49	4,598	4,548	51	4,599
Less current portion(2)		1	—	1	1	—	1

		4,548	49	4,597	4,547	51	4,598

(1)	Long-term debt is presented net of unamortized discounts and finance costs.
(2)	Current portion of long-term debt includes amounts due within one year in respect of the Burrard Landing loans.

10.	SHARE CAPITAL

Changes in share capital during the six months ended February 28, 2021 are as follows:

	Class A Shares		Class B Shares		Series A Preferred Shares		Series B Preferred Shares
	Number	$	Number	$	Number	$	Number	$
August 31, 2020	22,372,064	2	490,632,833	4,307	10,012,393	245	1,987,607	48
Issued upon stock option plan exercises	—	—	28,300	1	—	—	—	—
Issued upon restricted share unit exercises	—	—	6,423	—	—	—	—	—
Shares repurchased	—	—	(13,224,772)	(116)	—	—	—	—

February 28, 2021	22,372,064	2	477,442,784	4,192	10,012,393	245	1,987,607	48

Normal Course Issuer Bid

On November 2, 2020, the Company announced that it had received approval from the TSX to establish a normal course issuer bid (NCIB) program. The program commenced on November 5, 2020 and will remain in effect until November 4, 2021. As approved by the TSX, the Company has the ability to purchase for cancellation up to 24,532,404 Class B Non-Voting Participating Shares (“Class B Shares”) representing approximately 5% of all of the issued and outstanding Class B Shares as at October 22, 2020.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

During the six months ended February 28, 2021, the Company purchased 13,224,772 Class B Shares for cancellation for a total cost of approximately $300 under the NCIB program. The average book value of the shares repurchased was $8.77 per share and was charged to share capital. The excess of the market price over the average book value, including transaction costs, was approximately $184 and was charged to retained earnings.

From March 1, 2021 to March 12, 2021, the Company purchased an additional 1,559,202 Class B Shares for cancellation for a total cost of approximately $36 under the NCIB program. In connection with the announcement of the Transaction on March 15, 2021 (as discussed in more detail in Note 18), the Company suspended share buybacks under its NCIB program.

11.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Numerator for basic and diluted earnings per share ($)
Net income	217	167	380	329
Deduct: dividends on Preferred Shares	(2)	(2)	(4)	(4)

Net income attributable to common shareholders	215	165	376	325

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Shares for basic earnings per share	505	516	509	517
Effect of dilutive securities (1)	—	—	—	—

Weighted average number of Class A Shares and Class B Shares for diluted earnings per share	505	516	509	517

Basic earnings per share ($)
Basic and diluted	0.43	0.32	0.74	0.63

(1)

The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and six months ended February 28, 2021, 8,199,698 (February 29, 2020 – 5,852,922) and 7,852,637 (February 29, 2020 – 5,719,981) options were excluded from the diluted earnings per share calculation, respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

12.	REVENUE

Contract assets and liabilities

The table below provides a reconciliation of the significant changes to the current and long-term portion of contract assets and liabilities balances during the year.

	Contract	Contract
	Assets	Liabilities
Balance as at August 31, 2020	172	225
Increase in contract assets from revenue recognized during the year	81	—
Contract assets transferred to trade receivables	(81)	—
Contract terminations transferred to trade receivables	(9)	—
Revenue recognized included in contract liabilities at the beginning of the year	—	(215)
Increase in contract liabilities during the year	—	211

Balance as at February 28, 2021	163	221

	Contract	Contract
	Assets	Liabilities
Current	132	211
Long-term	40	14

Balance as at August 31, 2020	172	225

Current	128	206
Long-term	35	15

Balance as at February 28, 2021	163	221

Deferred commission cost assets

The table below provides a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the six months ended February 28, 2021. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

August 31, 2020	98
Additions to deferred commission cost assets	39
Amortization recognized on deferred commission cost assets	(41)

Balance as at February 28, 2021	96

Current	61
Long-term	37

Balance as at August 31, 2020	98

Current	63
Long-term	33

Balance as at February 28, 2021	96

Commission costs are amortized over a period ranging from 24 to 36 months.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Disaggregation of revenue

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Services
Wireline - Consumer	909	919	1,820	1,843
Wireline - Business	145	144	290	287
Wireless	218	201	433	397

	1,272	1,264	2,543	2,527

Equipment and other
Wireless	118	101	220	223

	118	101	220	223

Intersegment eliminations	(3)	(2)	(6)	(4)

Total revenue	1,387	1,363	2,757	2,746

Remaining performance obligations

The following table includes revenues expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) as at February 28, 2021.

	Within 1 year	Within 2 years	Within 3 years	Within 4 years	Within 5 years
						Thereafter	Total
Wireline	1,553	672	159	88	28	1	2,501
Wireless	415	137	—	—	—	—	552

Total	1,968	809	159	88	28	1	3,053

When estimating minimum transaction prices allocated to the remaining unfilled, or partially unfulfilled, performance obligations, Shaw applied the practical expedient to not disclose information about remaining performance obligations that have original expected duration of one year or less and for those contracts where we bill the same value as that which is transferred to the customer. The estimated amounts disclosed are based upon contractual terms and maturities. Revenues recognized based on actual minimum transaction price, and the timing thereof, will differ from these estimates due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

13.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Employee salaries and benefits(1)	154	160	307	317
Purchase of goods and services	597	603	1,219	1,241

	751	763	1,526	1,558

(1)	For the three and six months ended February 28, 2021, employee salaries and benefits include $1 (2020 - $nil) and $13 (2020 - $nil) in restructuring costs respectively.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

14.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the three months ended February 28, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(1)	—	(1)
Adjustment for hedged items recognized in the period	1	—	1

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	38	(10)	28

	38	(10)	28

Components of other comprehensive income and the related income tax effects for the six months ended February 28, 2021 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(2)	—	(2)
Adjustment for hedged items recognized in the period	2	—	2

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	31	(8)	23

	31	(8)	23

Components of other comprehensive income and the related income tax effects for the three months ended February 29, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	—	—	—

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(14)	4	(10)

	(14)	4	(10)

Components of other comprehensive income and the related income tax effects for the six months ended February 29, 2020 are as follows:

	Amount	Income taxes	Net
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	—	—	—

	—	—	—
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(7)	2	(5)

	(7)	2	(5)

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

Accumulated other comprehensive loss is comprised of the following:

	February 28, 2021	August 31, 2020
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	(5)	(5)
Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans	(71)	(94)

	(76)	(99)

15.	CONSOLIDATED STATEMENTS OF CASH FLOWS

(i)	Funds flow from operations

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Net income from continuing operations	217	167	380	329
Adjustments to reconcile net income to funds flow from operations:
Amortization	303	301	609	605
Deferred income tax expense	31	22	53	34
Share-based compensation	1	1	1	1
Defined benefit pension plans	3	3	3	1
Net change in contract asset balances	13	(17)	8	(45)
Fair value adjustments for private investments	(27)	—	(27)	—
Other	(2)	19	—	21

Funds flow from operations	539	496	1,027	946

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28, 2021	February 29, 2020	February 28, 2021	February 29, 2020
Interest paid	35	31	110	140
Income taxes paid (net of refunds)	64	68	158	102
Interest received	1	1	3	5

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Six months ended
	February 28, 2021	February 29, 2020
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	—	37

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

16.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at approximate fair value. No published market exists for such investments. These equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

The carrying value and estimated fair value of long-term debt are as follows:

	February 28, 2021		August 31, 2020
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Liabilities
Long-term debt (including current portion)(1)	4,549	5,378	4,548	5,613

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

(iv)	Other long-term liabilities

The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

17.	INTANGIBLES AND GOODWILL

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at February 1, 2021 and the recoverable amount of the cash generating units exceeded their carrying value.

A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Cable cash generating unit as at February 1, 2021 would not result in any impairment loss. A hypothetical decline of 10% in the recoverable amount of the broadcast rights and licences for the Satellite cash generating unit as at February 1, 2021 would not result in an impairment loss. A hypothetical decline of 10% in the recoverable amount of the Wireless generating unit as at February 1, 2021 would not result in any impairment loss.

Any changes in economic conditions since the impairment testing conducted as at February 1, 2021 do not represent events or changes in circumstance that would be indicative of impairment at February 28, 2021.

Significant estimates inherent to this analysis include discount rates and the terminal value. At February 1, 2021, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Post-tax discount rate	Terminal growth rate	Terminal adjusted EBITDA multiple
Cable	5.0%	0.0%	9.7x
Satellite	6.0%	-8.0%	6.5x
Wireless	6.0%	1.0%	6.1x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the second quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal adjusted EBITDA multiple
Cable	16.4%	13.8%	1.9%
Satellite	6.5%	4.2%	3.6%
Wireless	21.9%	13.5%	2.1%

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

February 28, 2021 and February 29, 2020

[all amounts in millions of Canadian dollars, except share and per share amounts]

18.	SUBSEQUENT EVENT

On March 15, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Rogers Communications Inc. (“Rogers”), under which Rogers will acquire all of Shaw’s issued and outstanding Class A Participating Shares (“Class A Shares”) and Class B Shares in a transaction valued at approximately $26 billion, inclusive of approximately $6 billion of Shaw debt (the “Transaction”). Holders of Shaw Class A Shares and Class B Shares (other than the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (collectively the “Shaw Family Shareholders”)) will receive $40.50 per share in cash. The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Class B Non-Voting Shares of Rogers (the “Rogers Shares”) on the basis of the volume-weighted average trading price for the Rogers Shares for the 10 trading days ending March 12, 2021, and the balance in cash. The Transaction is subject to the approval of shareholders as well as other customary closing conditions including court and stock exchange approval and approvals from Canadian regulators. In connection with the announcement of the Transaction on March 15, 2021, the Company suspended share buybacks under its normal course issuer bid (NCIB) program. Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

Under the terms of the Arrangement Agreement, Rogers has the right to cause the Company to redeem its outstanding preferred shares on June 30, 2021 in accordance with their terms by providing written notice to Shaw. As of the date of these financial statements, Rogers has not exercised this right.